   As Filed with the Securities and Exchange Commission on February 4, 1997.
                                                     REGISTRATION NO. 333-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                                 SYNETIC, INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                                      22-2975182
  (State or other jurisdiction                         (I.R.S. Employer
of incorporation or organization)                     Identification No.)

                     669 RIVER DRIVE, RIVER DRIVE CENTER II
                        ELMWOOD PARK, NEW JERSEY  07407
                                 (201) 703-3400

  (Address, including Zip Code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                              ------------------

                             CHARLES A. MELE, ESQ.
                        VICE PRESIDENT--GENERAL COUNSEL
                                 SYNETIC, INC.
                     669 RIVER DRIVE, RIVER DRIVE CENTER II
                        ELMWOOD PARK, NEW JERSEY  07407
                                 (201) 703-3400
 (Name, address, including Zip Code, and telephone number, including area code, of agent for service)

                              ------------------

                                   Copies to:
   CREIGHTON O'M. CONDON, ESQ.                         ALAN JAKIMO, ESQ.
    DAVID J. BEVERIDGE, ESQ.                           BROWN & WOOD LLP
       SHEARMAN & STERLING                         ONE WORLD TRADE CENTER
      599 LEXINGTON AVENUE                        NEW YORK, NEW YORK  10048
    NEW YORK, NEW YORK  10022                           (212) 839-5300
        (212) 848-4000

                              ------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

===============================================================================================================
                                                      Proposed Maximum    Proposed Maximum        Amount of
      Title of Each Class of          Amount to be     Offering Price    Aggregate Offering   Registration Fee
    Securities to be Registered        Registered     Per Debenture (1)       Price (1)
---------------------------------------------------------------------------------------------------------------

___% Convertible Subordinated        $115,000,000(2)        100%            $115,000,000          $34,849
 Debentures due 2007
---------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value,              (3)               --                  --                 None
 issuable upon conversion of the
 ___% Convertible Subordinated
 Debentures due 2007
===============================================================================================================

 (1) Estimated solely for the purpose of calculating the registration fee.
 (2) Including up to $15,000,000 aggregate principal amount of Debentures that may be issued upon exercise of the Underwriter's over-allotment option.
 (3) Such currently indeterminable number as may be issuable upon conversion of the Debentures.

                             --------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++





                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED FEBRUARY __, 1997
PROSPECTUS
----------
                                  $100,000,000

                                 SYNETIC, INC.
                   % CONVERTIBLE SUBORDINATED DEBENTURES DUE 2007
              -----
                            ------------------------
     The __% Convertible Subordinated Debentures ("Debentures") to be issued by Synetic, Inc. ("Synetic" or the "Company") will be convertible, at the option of the holder, at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock, $.01 par value ("Common Stock"), of
the Company at a conversion price of $      per share of Common Stock
                                      -----
(equivalent to a conversion rate of     shares per $1,000 principal amount of
                                    ---
Debentures), subject to adjustment in certain events. The Common Stock is traded on the Nasdaq National Market under the symbol "SNTC". On January 31, 1997 the last sale price of the Common Stock as reported on the Nasdaq National Market was $48 1/2 per share.

     Interest on the Debentures will be payable on August 15 and February 15 of each year commencing August 15, 1997. The Debentures will be redeemable at any time on or after February 15, 2000 at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest. The Debentures are unsecured and subordinated to present and future Senior Debt (as defined herein) of the Company. As of the date of this Prospectus, the Company had no Senior Debt outstanding. The Company is a holding company and, accordingly, the Debentures will be effectively subordinated to all indebtedness and other liabilities of subsidiaries of the Company. The Indenture contains no limitation on the amount of indebtedness that may be incurred by the Company and its subsidiaries. The Debentures are required to be repurchased at the option of the holder if a Designated Event (as defined herein) occurs at 100% of the principal amount thereof plus accrued interest. See "Description of Debentures."

     Up to $10,000,000 aggregate principal amount of the Debentures offered hereby will be reserved for sale at the initial offering price to certain directors, officers and employees of, and consultants to, the Company and its subsidiaries.

     The Company intends to make application to list the Debentures on the Nasdaq National Market.

                                ----------------

     THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBENTURES OFFERED HEREBY.

                                ---------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                   Price to             Underwriting     Proceeds to
                   Public(1)             Discount(2)     Company(1)(3)
--------------------------------------------------------------------------------

Per Debenture       ____%                   ____%            ____%
--------------------------------------------------------------------------------
Total(4)         $__________             $_________      $__________
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

(1) Plus accrued interest, if any, from the date of initial issuance.

(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $_______.

(4) The Company has granted the Underwriter an option, exercisable at any time within 30 days after the date hereof, to purchase up to an additional $15,000,000 aggregate principal amount of Debentures on the terms set forth above to cover over-allotments, if any. If the Underwriter exercises such option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $__________, $_________, and $__________, respectively. See "Underwriting."

                                _______________

     The Debentures are offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the Underwriter and certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Debentures will be made in New York, New York on or about ____________, 1997.

                                _______________

                              MERRILL LYNCH & CO.

                                _______________

               The date of this Prospectus is ___________, 1997.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING EACH BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL DOCUMENTS THAT ARE INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS).
REQUESTS SHOULD BE DIRECTED TO VICTOR L. MARRERO, VICE PRESIDENT--FINANCE, SYNETIC, INC., 669 RIVER DRIVE, RIVER DRIVE CENTER II, ELMWOOD PARK, NEW JERSEY 07407, TELEPHONE (201) 703-3400.

                   _________________________________________

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY, THE COMMON STOCK OF THE COMPANY, OR EITHER OF THEM AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                   _________________________________________

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied, at prescribed rates, at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained, at prescribed rates, by writing to the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, the Company's Common Stock is quoted on the Nasdaq National Market System. Reports, proxy and information statements and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debentures offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Debentures, reference is made to the Registration Statement. Statements contained in the Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference to such contract, agreement or other document. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part thereof may be obtained from the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed with the Commission by the Company (Commission file number 0-17822) pursuant to the Exchange Act and are hereby incorporated by reference in this Prospectus:

          (i) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996 (the "1996 10-K");

          (ii) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1996 and December 31, 1996 (the "Second Quarter 10-Q"); and

          (iii) The Company's Current Reports on Form 8-K filed with the Commission on December 31, 1996 and January 24, 1997.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debentures shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from their respective dates of filing. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                   _________________________________________

                              PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing in the documents incorporated herein by reference or elsewhere in this Prospectus. Except where otherwise indicated, all information in this Prospectus assumes that the Underwriter's over-allotment option will not be exercised. Unless otherwise indicated by the context, all references in this Prospectus to the "Company" include, collectively, the Company and its subsidiaries. This Prospectus contains, under the captions "Business--Plastics Technologies Business--General," "Business-- Healthcare Communications Business," "Risk Factors--New Business Area-- Healthcare Communications," "--Government Regulation of Healthcare," "-- Reliance on Rapidly Changing Technology" and elsewhere and incorporates by reference certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. When used in this Prospectus or the documents incorporated by reference, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks may include product demand and market acceptance risks, the feasibility of developing commercially profitable Internet healthcare products and services, the effect of economic conditions, user acceptance, the impact of competitive products, services and pricing and product development, commercialization and technological
difficulties.  See "Risk Factors."   Should one or more of these risks or
uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.


                                  THE COMPANY

     Synetic, Inc. operates in two principal lines of business, plastics technologies and healthcare communications. Porex Technologies Corp. (together with its subsidiaries, "Porex"), a wholly owned subsidiary of the Company, designs, manufactures and distributes porous and solid plastic components and products used in healthcare, industrial and consumer applications. Through internal development efforts and its recent acquisitions, the Company is building a new area of business relating to the use of Internet/Intranet technology ("Internet technology") to expand and enhance the channels of communication in the healthcare industry.

     Plastics Technologies Business. Porex's principal products, which incorporate porous plastics, are used to filter, wick, drain, vent or control the flow of fluids or gases. A large percentage of Porex's products are sold to other manufacturers for incorporation into their products. The Company believes Porex's principal strengths to be its manufacturing processes, quality control and relationships with distributors of its proprietary health care products. Porex's health care products include proprietary products manufactured and sold under Porex's trade names. These products are sold for clinical and medical/surgical use in hospitals, clinics, physicians' offices and laboratories. Porex also manufactures and sells a line of plastic vials and produces components made to the specifications of original equipment manufacturers for incorporation into their healthcare products. Porex's industrial and consumer products consist primarily of custom-manufactured components made for manufacturers of industrial and consumer products. As a result of the Company's development activities, the Company anticipates future opportunities in several areas of Porex's business, which may include drug-delivery systems, personal care products and micro-electronics.

     Healthcare Communications Business. The Company's objective in its healthcare communications business is to use Internet technology to create the most influential interactive health services channel linking physicians with the payors, suppliers and consumers of healthcare in order to control healthcare costs and improve patient outcomes. A key element of the Company's strategy will be to deploy via the public Internet and private Intranets, a suite of communications and transaction software that would enable physicians and their staffs to perform high volume, routine transactions in a uniform manner for all patients. The Company seeks to integrate payor-specific content, such as benefit rules and treatment guidelines, with patient-specific information at the point of care, thereby creating significant value for all participants. There is no specific time frame for the Company's first commercial introduction of its products and services, and the Company anticipates that it will incur significant expenses in connection with the development of these products and services. The provision of products and services using Internet technology in the healthcare communications industry is a developing business. See "Risk Factors."

     The Company recently completed the acquisition of two businesses in the healthcare communications area -- Avicenna Systems Corp. ("Avicenna") and CareAgents, Inc. ("CareAgents"). See "Business--Healthcare Communications Business--Recent Acquisitions."

     Acquisition Program. The Company maintains an acquisition program and intends to concentrate its acquisition efforts in businesses which are complementary to the Company's healthcare communications strategy. This emphasis, however, is not intended to limit in any manner the Company's ability to pursue acquisition opportunities in other healthcare-related businesses or in other industries. See "Risk Factors--Acquisition Program" and "Business-- Acquisition Program."

          The Company is a Delaware corporation and was incorporated in 1989. Its principal offices are located at 669 River Drive, River Drive Center II, Elmwood Park, New Jersey 07407, and its telephone number is (201) 703-3400.

                                  THE OFFERING

The Debentures...........   $100,000,000 aggregate principal amount
                            ($115,000,000 aggregate principal amount if the Underwriter's over-allotment option is exercised in full) of ___% Convertible Subordinated Debentures due 2007 (the "Debentures").

Maturity.................   The Debentures will mature on February 15, 2007,
                            unless earlier redeemed or converted.

Payment of Interest......   Interest on the Debentures at the rate of __% per
                            annum will be payable semiannually on August 15 and February 15 of each year, commencing on August 15, 1997. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Conversion Rights........   The Debentures will be convertible into Common Stock
                            at the option of the holder at any time prior to maturity, unless previously redeemed, at a conversion price of $_____ per share (equivalent to a conversion rate of ___ shares per $1,000 principal amount of Debentures), subject to adjustment in certain events.

Optional Redemption.....    On or after February 15, 2000, the Company may, upon
                            at least 30 days' notice, redeem the Debentures, in whole or in part, at the redemption prices set forth herein, declining to par on or after

                            __________, ____, together with accrued interest.

Change in Control........   The Debentures are required to be repurchased at
                            100% of the principal amount thereof plus accrued and unpaid interest at the option of the holder if a Designated Event (as defined) occurs. See
                            "Description of Debentures--Repurchase at Option of Holder Upon Occurrence of a Designated Event."

Subordination............   The Debentures will be unsecured and subordinated to
                            present and future Senior Debt (as defined herein) of the Company and will be effectively subordinated to all indebtedness and other liabilities of subsidiaries of the Company. As of the date of this Prospectus, the Company had no Senior Debt outstanding and the Company's subsidiaries had no indebtedness for borrowed money. The Indenture contains no limitation on the amount of indebtedness that may be incurred by the Company and its subsidiaries.

Use of Proceeds..........   For general corporate purposes, which may include
                            acquisitions. As of the date of this Prospectus, the Company has no agreement or understanding with a prospective acquisition candidate in respect of a specific transaction.

Listing..................   The Company intends to make application to list the
                            Debentures on the Nasdaq National Market.  The
                            Company's Common Stock is traded on the Nasdaq
                            National Market under the symbol "SNTC."

                             SUMMARY FINANCIAL DATA

               (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

     The selected financial data set forth below for the five years in the period ended June 30, 1996 has been derived from the Consolidated Financial Statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data as of and for the six-month periods ended December 31, 1995 and 1996 are derived from the unaudited consolidated financial statements of the Company which, in the opinion of management, include all normal and recurring adjustments necessary to present fairly the financial position and the results of operations of the Company for those periods. The operating results for the six months ended December 31, 1996 are not necessarily indicative of the operating results to be expected for the full year. Such information should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto included in the 1996 10-K that are incorporated by reference into this Prospectus, the Second Quarter 10-Q incorporated by reference into this Prospectus and the unaudited consolidated financial statements of the Company contained elsewhere in this Prospectus. The selected financial data for the five years in the period ended June 30, 1996 has been restated to reflect the Divestiture as described in "Business--Certain Corporate History". See "Certain Relationships and Related Transactions" in the 1996 10-K.

                                                                                                             SIX MONTHS
                                                                                                                ENDED
                                                                 YEAR ENDED JUNE 30,                         DECEMBER 31,
                                            ---------------------------------------------------------  ------------------------
                                               1992       1993       1994          1995          1996       1995       1996
                                               ----       ----       ----          ----          ----       ----       ----
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Net sales.................................   $28,486    $30,645    $33,093       $39,179       $45,128    $21,319    $23,084
Income from continuing operations before
  provisions for income taxes.............     6,031      5,430      1,080         1,078        13,202      6,251    (21,018)
Provision for income taxes................     2,151      2,046        411           443         4,617      2,254      2,527
                                            --------   --------   --------      --------      --------   --------  ---------
Income from continuing operations.........     3,880      3,384       669A(1)       635A(2)      8,585      3,997    (23,545)(3)
Income from discontinued operations.......     1,376      2,734      1,823        15,459            --         --         --
                                            --------   --------   --------      --------      --------   --------  ---------

Net income................................   $ 5,256    $ 6,118    $ 2,492       $16,094       $ 8,585    $ 3,997   $(23,545)
                                            ========   ========   ========      ========      ========   ========  =========
Net income per share (4):
  Continuing operations...................     $0.24      $0.19      $0.04         $0.04         $0.48      $0.22     $(1.28)
  Discontinued operations.................      0.09       0.16       0.10          0.89            --         --         --
                                            --------   --------   --------      --------      --------   --------  ---------
Net income per share (5)..................     $0.33   $   0.35      $0.14         $0.93         $0.48      $0.22     $(1.28)
                                            ========   ========   ========      ========      ========   ========  =========

Ratio of earnings to fixed charges(6).....      2.7x       1.9x       1.3x          3.1x        125.5x     191.4x     144.1x
                                                                                                                  AS OF
                                                                     AT JUNE 30,                             DECEMBER 31, 1996
                                            ---------------------------------------------------------      --------------------
                                               1992       1993       1994          1995          1996      ACTUAL   AS ADJUSTED(7)
                                               ----       ----       ----          ----          ----      ------   -----------
BALANCE SHEET DATA
Working capital...........................  $ 44,350   $ 65,673   $ 64,625      $105,279      $166,328    $169,644    $  265,644
Net assets of discontinued
  operations..............................    25,352     52,548     55,882            --            --          --            --
Total assets..............................   163,011    189,494    194,009       188,174       199,592     210,713       312,213
Long term debt, less
  current portion.........................    81,714     81,058     80,716            --            --          --       100,000
Stockholders' equity......................    74,056    102,378    105,130       166,832       181,089     183,501       183,501
-------------------

(1) For the fiscal year ended June 30, 1994, includes a non-recurring charge of $(372) or $(.02) per share related to one-time payments made to certain executive officers in conjunction with the acquisition of the Company's former parent.
(2) For the fiscal year ended June 30, 1995 includes: (i) a non-recurring charge of $(3,683) or $(.21) per share primarily related to the award of stock options to certain officers in connection with the completion of the sale of the institutional pharmacy business and the purchase of the shares of Company stock owned by Merck & Co. and (ii) a non-recurring charge of $(1,049) or $(.06) per share, related to the conversion and redemption of the Company's debentures in February 1995. See "Business--Certain Corporate History."
(3) For the six months ended December 31, 1996, includes a non-recurring charge of $(28,600) or $(1.55) per share allocated to purchased research and development costs in conjunction with the purchase of Avicenna Systems Corp., which, in accordance with generally accepted accounting principles, has been charged to expense. See "Business--Healthcare Communications Business--Recent Acquisitions".

(4) Restated to reflect a two-for-one stock split effected on February 26, 1993.
(5) No cash dividends were declared by the Company during the periods presented above.
(6) Earnings used in computing the ratio of earnings to fixed charges consist of earnings from continuing operations before taxes, non-recurring items and fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the estimated interest element of rental payments. Because the Debentures will have an annual interest requirement of $________________, in the future the ratio of earnings to fixed charges may decline.
(7) As adjusted to reflect the issuance of $100 million aggregate principal amount of the Debentures offered hereby.

                                 RISK FACTORS

     Prior to making an investment decision with respect to the Debentures offered hereby, prospective investors should carefully consider the specific factors set forth below, together with all of the other information appearing herein, in light of their particular investment objectives and financial circumstances.

NEW BUSINESS AREA--HEALTHCARE COMMUNICATIONS

     Initial Development Phase. The Company is in the initial development phase of offering products and services to provide inter-enterprise connectivity to payors and providers in the healthcare industry. The provision of products and services using Internet technology in the healthcare communications industry is a developing business. There is no specific time frame for the Company's first commercial introduction of its products and services, and the Company anticipates that it will incur significant expenses in connection with the development of these products and services. There can be no assurance that these products and services will be successfully developed by the Company. Avicenna, the Company's first acquisition in this area, has operated at a loss since its inception two years ago, and as of November 30, 1996 had an unaudited accumulated deficit of approximately $3,100,000. CareAgents, the Company's second acquisition in this area, founded in 1996, is a start-up company with a very limited operating history. The Company is pursuing the development of its healthcare communications business through the use of its internal resources as well as pursuing the acquisition of complementary businesses. The Company anticipates that it may enter into acquisitions, joint ventures, strategic alliances or other business combinations. These transactions may materially change the nature and scope of this business. There can be no assurance that the Company will succeed in consummating such transactions or that such transactions will ultimately provide the Company with the ability to offer the products and services described.

Uncertainty of Market Acceptance. As is typical in a developing business, demand and market acceptance for new and unproven products and services are subject to a high level of uncertainty. Achieving market acceptance for the Company's products and services will require substantial marketing efforts and expenditure of significant funds to create awareness and demand by participants in the healthcare industry. No assurances can be given that the Company's effort in establishing such products and services will be successful, that the Company will be able to succeed in positioning its services as a preferred method for healthcare communications, that there will be significant market acceptance for its products and services or that any pricing strategy developed by the Company will be economically viable or acceptable to the market.

Expected Losses. Synetic expects to continue to incur significant research and development expenses and incur additional operating losses in connection with its healthcare communications business until the products and services are successfully developed and marketed. The rate of aggregate expenditures at Avicenna and CareAgents immediately prior to their acquisition was approximately $1,600,000 per quarter. Research and development expenses relating to Avicenna may be materially greater in the future than current amounts until the Company successfully develops and markets these products and services. Synetic anticipates, however, that such research and development expenses will not exceed $2,500,000 per fiscal quarter for the third and fourth quarters of the current fiscal year ending June 30, 1997 and will not result in net losses for Synetic on a consolidated basis for the current fiscal year (excluding the non-recurring charges for purchased research and development costs relating to the acquisition of Avicenna and CareAgents; see "Business--Healthcare Communications Business"), or for either of the fiscal quarters ending March 31, 1997 or June 30, 1997. There can be no assurance as to when, and to what extent, if any, the healthcare communications business of the Company will become profitable.

GOVERNMENT REGULATION OF HEALTHCARE

     Participants in the healthcare industry are subject to extensive and frequently changing regulation under numerous laws administered by governmental entities at the federal, state and local levels. Many current laws and regulations, when enacted, did not anticipate the methods of healthcare communication under development by the Company. The Company believes, however, that these laws and regulations will nonetheless be applied to the Company's healthcare communications business. Accordingly, the Company's healthcare communications business may be affected by current regulations as well as future regulations specifically targeted to this new segment of the healthcare industry.

     Current laws and regulations which may affect the healthcare communications business include (i) the regulation of confidential patient medical record information, (ii) laws relating to the electronic transmission of prescriptions from physicians' offices to pharmacies, (iii) regulations governing the use of software applications in the diagnosis, cure, treatment, mitigation or prevention of disease and (iv) laws or regulations relating to the relationships
between or among healthcare providers.   The Company expects to conduct its
healthcare communications business in substantial compliance with all material federal, state and local laws and regulations governing its operations.
However, the impact of regulatory developments in the healthcare industry is complex and difficult to predict, and there can be no assurance that the Company will not be materially adversely affected by existing or new regulatory requirements or interpretations.

RELIANCE ON RAPIDLY CHANGING TECHNOLOGY

     All businesses which rely on Internet technology, including the healthcare communications business described herein, are subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. In addition, as the communications, computer and software industries continue to experience rapid technological change, the Company must be able to quickly and successfully adapt its products and services so that they adapt to such changes. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development and introduction of its healthcare communications products and services. The Company's inability to respond to technological changes in a timely and cost-effective manner could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, there can be no assurance that technologically superior products and services will not be developed by competitors, or that any such products and services will not have an adverse effect upon the Company's operating results.

COMPETITION IN HEALTHCARE COMMUNICATIONS

     The Company is not aware of any business which currently provides the scope and breadth of the healthcare communications products and services currently being developed by the Company. However, various companies including, but not limited to, certain physician office management information systems companies, EDI/data networking companies, online medical information service companies, and systems integration companies, some of which may have greater resources than the Company, have announced that they are developing a combination of one or more of these products and services. There can be no assurance that such companies will not develop and successfully market the healthcare communications products and services described herein in a manner which would have a material adverse effect on the Company. See "Business-- Healthcare Communications Business--Business Strategy."

RISKS OF PRODUCT DEVELOPMENT; PROPRIETARY RIGHTS

     The Company's future success and ability to compete in the healthcare communications business may be dependent in part upon its proprietary rights to products and services which it develops. The Company may rely on a combination of copyrights, trademarks and trade secrets and contractual restrictions to protect its content and technology and on similar proprietary rights of its content and technology providers. There can be no assurance that the steps taken by the Company or such providers would be adequate to prevent misappropriation of their respective proprietary rights or that the Company's competitors will not independently develop content or technology that are substantially equivalent or superior. In addition, there can be no assurance that licenses for any intellectual property of third parties that might be required for the Company's products or services would be available on commercially reasonable terms or at all. Although the Company intends to take steps to insure that it is not infringing the proprietary rights of any third parties, there can be no assurance that patent infringement or other claims will not be asserted against the Company or one of its content or technology providers or that such claims will not be successful. The Company could incur substantial costs and diversion of management resources with respect to the defense of any such claims. Furthermore, parties making such claims against the Company or a content or technology provider could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief which could effectively block the Company's ability to provide products or services in certain of its markets. Such a judgment could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION OF POREX

     Porex manufactures and distributes certain medical/surgical devices, such as plastic and reconstructive surgical implants and tissue expanders, which are subject to government regulations, including approval procedures instituted by the Food and Drug Administration. Future healthcare products may also be subject to such regulations and approval processes. Compliance with such regulations and the process of obtaining approvals can be costly, complicated and time-consuming, and there can be no assurance that such approvals will be granted on a timely basis, if ever. See "Business--Porex--Regulation" in the 1996 10-K.

POTENTIAL LIABILITY RISK AND AVAILABILITY OF INSURANCE

     The products sold by the Company expose it to potential risk for product liability claims particularly with respect to Porex's life sciences, clinical and surgical products. The Company believes that Porex carries adequate insurance coverage against product liability claims and other risks. There can be no assurance, however, that claims in excess of Porex's insurance coverage will not arise. In addition, Porex's insurance policies must be renewed annually. In 1994, Porex was notified that its insurance carrier would not renew its then-existing insurance coverage after December 31, 1994 with respect to actions and claims arising out of Porex's distribution of silicone mammary implants. However, Porex has exercised its right to purchase extended reporting period coverage with respect to such actions and claims. Such coverage provides insurance, subject to existing policy limits but for an unlimited time period, with respect to actions and claims made after December 31, 1994 that are based on events that occurred during the policy period. See "--Certain Litigation." Porex has renewed its insurance coverage with the same carrier for other liability claims. Although Porex has been able to obtain adequate insurance coverage at an acceptable cost in the past and believes that it is adequately indemnified for products manufactured by others and distributed by it, there can be no assurance that in the future it will be able to obtain such insurance at an acceptable cost or be adequately protected by such indemnification. See "Business--Porex--Health Care Products" and "Legal Proceedings--Mammary Implant Litigation" in the 1996 10-K.

CERTAIN LITIGATION

     During the year ended June 30, 1988, Porex began distributing silicone mammary implants ("implants") in the United States pursuant to a distribution arrangement (the "Distribution Agreement") with a Japanese manufacturer (the "Manufacturer"). Because of costs associated with increased government regulation and examination, Porex's supplier determined to withdraw its implants from the United States market. On July 9, 1991, the FDA mandated a recall of all implants manufactured by companies that elected not to comply with certain FDA regulations regarding data collection. Accordingly, Porex notified all of its customers not to use any implants sold by Porex and to return such implants to Porex for a full refund. Porex had ceased offering implants for sale prior to the recall date. Porex believes that after accounting for implants returned to it, the aggregate number of recipients of implants distributed by Porex under the Distribution Agreement in the United States totals approximately 2,500.

     Since March 1991, Porex has been named as one of many co-defendants in a number of actions brought by recipients of implants. One of the pending actions, Donna L. Turner v. Porex Technologies Corporation, et al., is styled as a class action. Certain of the actions against Porex have been dismissed where it was determined that the implant in question was not distributed by Porex. In addition, as of January 31, 1997, 57 claims have been settled on a favorable basis by the Manufacturer, or by the insurance carriers of Porex, without material cost to Porex. As of January 31, 1997, 217 actions and 34 out-of-court claims were pending against Porex. Of the 217 actions, 100 involve implants identified as distributed by Porex and 84 cases involve implants identified as not having been distributed by Porex. In the remaining 33 actions, the implants have not been identified. The number of claims made by individuals during the fiscal year ended June 30, 1996 was significantly lower than the number of claims made during the fiscal year ended June 30, 1995.

     The typical case or claim alleges that the individual's mammary implants caused one or more of a wide range of ailments. These implant cases and claims generally raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit is brought, and differences in applicable law. The Company does not have sufficient information to evaluate each case and claim.

     In 1994, Porex was notified that its insurance carrier would not renew its then-existing insurance coverage after December 31, 1994 with respect to actions and claims arising out of Porex's distribution of implants. However, Porex has exercised its right, under such policy, to purchase extended reporting period coverage with respect to such actions and claims. Such coverage provides insurance, subject to existing policy limits but for an unlimited time period, with respect to actions and claims made after December 31, 1994 that are based on events that occurred during the policy period. In addition, Porex has other excess insurance where it has similarly purchased extended reporting period coverage which by its terms would expire December 31, 1997. However, Porex expects to purchase further extended reporting period coverage from the excess insurers to the extent such coverage is reasonably available. The Company believes that its present coverage, together with Porex's insurance policies in effect on or before December 31, 1994, should provide adequate coverage against liabilities that could result from actions or claims arising out of Porex's distribution of implants. To the extent that certain of such actions and claims seek punitive and compensatory damages arising out of alleged intentional torts, such damages, if awarded, may or may not be covered, in whole or in part, by Porex's insurance policies. In addition, Porex's recovery from its insurance carriers is subject to policy limits and certain other conditions. Porex has been expensing the retention amount under its policies as incurred.

     The Company believes that Porex has a valid claim for indemnification under the Distribution Agreement with respect to any liabilities that could result from pending actions or claims by recipients of implants or any similar actions or claims that may be commenced in the future. However, Porex's right to indemnification is subject to a disagreement with the Manufacturer. Pending the resolution of such disagreement, the Manufacturer has been paying a portion of the costs of the settled claims.

ACQUISITION PROGRAM

     The Company maintains an acquisition program and intends to concentrate its acquisition efforts on businesses which are complementary to the Company's healthcare communications strategy, but such emphasis is not intended to limit in any manner the Company's ability to pursue acquisition opportunities in other healthcare-related businesses or in other industries. The Company anticipates that it may enter into acquisitions, joint ventures, strategic alliances or other business combinations. These transactions may materially change the nature and scope of the business. Any transactions will be limited, as required by agreements to which the Company is a party, to areas of business that would not be competitive with certain businesses of Merck & Co., Inc. and its subsidiaries or with the Institutional Pharmacies Business (as defined in "Business--Certain Corporate History"). See "Business--Certain Corporate History" below and "Certain Relationships and Related Transactions" in the 1996 10-K. Although management of the Company will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that the Company will properly ascertain all such risks. In addition, no assurances can be given that the Company will succeed in consummating any such transactions, that such transactions will ultimately provide the Company with the ability to offer the products and services described or that the Company will be able to successfully manage or integrate any resulting business.

     The success of the Company's acquisition program will depend on, among other things, the availability of suitable candidates, the availability of funds to finance transactions, and the availability of management resources to oversee the operation of resulting businesses. Financing for such transactions may come from several sources, including, without limitation, (a) cash and cash equivalents on hand and marketable securities and (b) proceeds from the incurrence of indebtedness or the issuance of additional Common Stock, preferred stock, convertible debt or other securities, which could result in substantial dilution of the percentage ownership of the stockholders of the Company at the time of any such issuance. The proceeds from any financing may be used for costs associated with identifying and evaluating prospective candidates, and for structuring, negotiating, financing and consummating any such transactions and for other general corporate purposes. The Company does not intend to seek stockholder approval for any such transaction or security issuance unless required by applicable law or regulation. Although Mr. Martin J. Wygod, Chairman of the Board of the Company, has indicated his intention to assist the Company in its acquisition program by bringing opportunities for potential transactions to the Company and to assist the Company in negotiating such transactions and in seeking financing in the event any such transaction were to be financed by the Company, he is not an officer or an employee of the Company nor is he required pursuant to any contractual obligation to provide such support or assistance. See "Business--Acquisition Program."

DISCRETIONARY USE OF PROCEEDS

     The Company currently intends to use the net proceeds from the sale of the Debentures for general corporate purposes, which may include acquisitions. The Company's management has broad discretion with respect to the specific application of the net proceeds of this Offering.

HOLDING COMPANY STRUCTURE

     The Company is a holding company that has no significant operations other than those incidental to its ownership of its Porex and Avicenna subsidiaries. It is anticipated that future acquisitions will be operated through subsidiaries. As a holding company, to the extent that the Company would require funds to meet its debt service and other obligations and such funds are not available at the holding company level, the Company would be dependent on dividends or other intercompany transfers of funds from Porex and Avicenna or such other subsidiaries. Claims of creditors of the Company's subsidiaries, including trade creditors, generally will have priority as to the assets of such subsidiaries over the claims of the Company and the holders of the Company's indebtedness, including the Debentures. The indenture pursuant to which the Debentures will be issued will not restrict borrowing at either the Company or the subsidiary level, including borrowings in connection with the Company's acquisition program. See "Description of Debentures."

SUBORDINATION OF DEBENTURES

     The Debentures will be subordinated to existing and future Senior Debt of the Company. As of the date of this Prospectus, the Company had no Senior Debt outstanding. The company is a holding company and, accordingly, the Debentures will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries. As of the date of this Prospectus, the Company's subsidiaries had no indebtedness for borrowed money. Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, premium, if any and interest on the Debentures will be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full of all Senior Debt. By reason of this provision, in the event of the Company's dissolution or insolvency, holders of Senior Debt may receive more, ratably, and holders of the Debentures may receive less, ratably, than the other creditors of the Company. See "Description of Debentures--Subordination."

ABSENCE OF AN ESTABLISHED MARKET FOR THE DEBENTURES

     Prior to the offering of the Debentures, there has been no public trading market for the Debentures. Although the Company intends to make application to list the Debentures on the Nasdaq National Market, there can be no assurance that an active public market for the Debentures will develop or, if a public market develops, that the market price will exceed the public offering price set forth on the covering page of this Prospectus. If an active public trading market for the Debentures does not develop, the market prices and liquidity of the Debentures may be adversely affected. Because the Debentures are convertible into Common Stock, the prices at which the Debentures trade in the market will likely be affected by the price of the Company's Common Stock.

SHARES AVAILABLE FOR FUTURE SALE

     The 5,061,857 Wygod Shares (as defined in "Business - Certain Corporate History") are "restricted securities," within the meaning of Rule 144 promulgated pursuant to the Securities Act ("Rule 144"), subject to the volume restrictions of Rule 144 but for which the two-year holding period has expired. In addition, as more fully set forth in "Certain Relationships and Related Transactions" in the 1996 10-K, the Wygod Shares are subject to certain restrictions on transfer. Upon expiration of such restrictions, SN Investors, L.P. ("SN Investors") may be able to sell without registration under the Securities Act the number of such shares permitted under Rule 144. The Company has granted certain demand registration rights to Mr. Wygod with respect to the Wygod Shares that are assignable to SN Investors. Any sales by SN Investors pursuant to Rule 144 or such registration rights could have a material adverse
effect on the prevailing market price for the Common Stock.   See "Business--
Certain Corporate History" and "Description of Capital Stock--Shares Eligible for Future Sale."

     As of January 31, 1996, the Company has reserved an aggregate of 7,001,156 shares of Common Stock for issuance pursuant to stock option agreements and stock option plans and an additional 250,000 shares for issuance upon the exercise of warrants exercisable after December 23, 1998. The sale of a substantial amount of such additional shares of Common Stock following their issuance could have a material adverse effect on the market price of the Common Stock.

CERTAIN ANTITAKEOVER EFFECTS

     Provisions in the Certificate of Incorporation of the Company relating to a staggered Board of Directors, super-majority requirements and delegation of rights to issue Preferred Stock may have the effect not only of discouraging tender offers or other stock acquisitions but also of deterring existing stockholders from making management changes. See "Description of Capital Stock- -Common Stock."

                                USE OF PROCEEDS

     The net proceeds from the sale of the Debentures are estimated to be approximately $_______ ($_______ if the Underwriter's over-allotment option is exercised in full). The Company currently intends to use the net proceeds for general corporate purposes, which may include acquisitions. As of the date of this Prospectus, the Company has no agreement or understanding with a prospective acquisition candidate in respect of a specific transaction. Pending the use of the net proceeds as described above, the Company intends to maintain the net proceeds in short-term or demand interest-bearing instruments or accounts. See "Prospectus Summary--The Company" and "Risk Factors--The Acquisition Program."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol SNTC. The following table sets forth for the periods indicated the high and low sale prices for the Company's Common Stock as reported by the Nasdaq National Market.


                                                High      Low
                                                ----      ---
   FISCAL YEAR 1995
   ----------------
   First Quarter.............................  $16 1/4   $11 1/2
   Second Quarter............................   20 1/4    14 3/4
   Third Quarter.............................   25 1/2    19
   Fourth Quarter............................   26 1/4    23 1/4

   FISCAL YEAR 1996
   ----------------
   First Quarter.............................   26 1/4    22 1/4
   Second Quarter............................   29 5/8    22 1/2
   Third Quarter.............................   39 1/2    27 1/2
   Fourth Quarter............................   38 3/4    32 1/2

   FISCAL YEAR 1997
   ----------------
   First Quarter.............................   37 1/4    30 3/4
   Second Quarter............................   55 7/8    31 1/2
   Third Quarter (through January 31, 1997)..   49 3/4    45

     On January 31, 1997, the last sale price of the Common Stock as reported by the Nasdaq National Market was $48 1/2. As of January 31, 1997, the Company's Common Stock was held by 167 stockholders of record. The Company believes that its Common Stock is beneficially held by at least 400 stockholders.

                                DIVIDEND POLICY

     The Company has never paid a cash dividend to the holders of its Common Stock. The Company intends to continue to retain earnings to finance its business and, accordingly, does not currently anticipate paying cash dividends to holders of its Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1996 and as adjusted to give effect to the receipt by the Company of the anticipated net proceeds from the sale of the Debentures.

                                                                                   DECEMBER 31, 1996
                                                                                 ----------------------
                                                                                  ACTUAL    AS ADJUSTED
                                                                                 ---------  -----------
                                                                                     (IN THOUSANDS)
Cash and marketable securities(1)..............................................  $171,551    $ 269,051
                                                                                 ========   ===========
Long-term debt:

   __% Convertible Subordinated Debentures due 2007............................        --      100,000

Stockholders' equity:
   Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued..        --           --
   Common stock, $.01 par value, 50,000,000 shares authorized; 17,323,958
     shares issued and outstanding; _______ shares as adjusted(2)..............       226          226
   Additional paid-in capital..................................................   185,890      185,890
   Treasury Stock, at cost; 5,268,463 shares...................................   (38,287)     (38,287)
   Retained earnings...........................................................    35,672       35,672
                                                                                 --------    ----------
     Total stockholders' equity................................................   183,501      183,501
                                                                                 --------   -----------
       Total capitalization....................................................  $183,501   $  283,501
                                                                                 ========   ===========

----------------

(1) Includes current cash balance as of December 31, 1996 and short-term marketable securities.

(2) Does not include at December 31, 1996 (i) an aggregate of 6,279,513 shares reserved for issuance pursuant to certain stock option agreements and stock option plans, (ii) 250,000 Shares reserved for issuance upon exercise of warrants issued in connection with the acquisition of Avicenna and (iii) ___ shares reserved for issuance upon conversion of the Debentures. See "Description of Debentures."

                                    BUSINESS
GENERAL

     Synetic, Inc. operates in two principal lines of business, plastics technologies and healthcare communications. Porex Technologies Corp. (together with its subsidiaries, "Porex"), a wholly owned subsidiary of the Company, designs, manufactures and distributes porous and solid plastic components and products used in healthcare, industrial and consumer applications. Porex's principal products, which incorporate porous plastics, are used to filter, wick, drain, vent or control the flow of fluids or gases. Through its recently acquired wholly owned subsidiary, Avicenna Systems Corporation, the Company has directed its efforts in a new area of business relating to the use of Internet technology to expand the channels of communication in the healthcare industry. The creation of these new channels is intended to benefit providers and payors of healthcare services by improving the quality of patient care, securing appropriate utilization of healthcare services, reducing administrative costs and enforcing benefit plan guidelines.

PLASTICS TECHNOLOGIES BUSINESS

   General

     Porex designs, manufactures and distributes porous and solid plastic components and products used in healthcare, industrial and consumer applications. Porous plastics are permeable plastic structures having omni-directional (i.e., porous in all directions to the flow of fluids or gases) interconnecting pores. Porous plastics are manufactured by Porex with pore sizes between approximately 5 and 500 micrometers (one micrometer is equal to one-millionth of a meter; an object of 40 micrometers in size is about as small as can be discerned by the naked eye). Porous plastic materials can be molded from several thermoplastic raw materials and are produced by Porex at its own manufacturing facilities as fabricated devices, custom-molded shapes, sheets, tubes or rods depending on application or manufacturer specifications. Porex also purchases for resale through its distribution channels certain products which are complementary to its manufactured product lines. As a result of the Company's development activities, the Company anticipates future opportunities in several areas of Porex's business, which may include drug-delivery systems, personal care products and micro-electronics.

   Healthcare Products

     Porex's proprietary products for life sciences, clinical and surgical applications include blood serum filters, blood tube closure devices, pipette tips and a line of medical/surgical products designed primarily for use in plastic and reconstructive surgery and maxillofacial surgery. Porex also manufactures and sells a line of plastic vials and produces components made to the specifications of original equipment manufacturers for incorporation into their healthcare products.

   Porex's blood serum filters are used to separate microscopic particles and fibrous matter (fibrin) from centrifuged blood serum to prevent clogging of automated laboratory chemical analysis equipment. The filters allow the serum to pass through while blocking passage of particulate materials. Analysis of the serum provides specific information as to a patient's health. Porex also manufactures a line of closure devices that are used with blood serum filters and tubes. In response to health concerns regarding the handling of human blood, new blood testing equipment has been developed by other companies which does not require filtered blood serum for analysis, or which eliminates the need for handling of blood serum by medical personnel. The use of such new equipment has reduced the demand for Porex's current line of blood serum filters.

   Porex produces a line of filtered and non-filtered pipette tips which are used for dispensing fluids, primarily in industrial research laboratories.

   Porex's surgical products are marketed primarily to surgeons who specialize in plastic and reconstructive surgery and maxillofacial surgery. The product line includes MEDPOR(R) Surgical Implant material, which is polymeric biomaterial used for craniofacial reconstruction and augmentation, and TLS(R) Surgical Drainage Systems for small wound sites. Porex also markets TLS(R) Surgical Marker pens to mark the areas of proposed surgical incision. Porex manufactures MEDPOR(R) Surgical Implant material and distributes, and in some cases assembles, the other items in its surgical product line.

   Porex manufactures various porous plastic components that it sells to other healthcare product manufacturers for incorporation into their finished products. These porous plastics are used to vent or diffuse gases or fluids and are used as membrane supports in other manufacturers' products. The components include
(i) disks used to support membranes, modules and other filtration devices, (ii) a venting system for catheters which allows air to vent from a catheter as it is inserted into a vein, while at the same time preventing blood spillage and possible contamination of hospital personnel, (iii) a porous disk used in pipette tips to prevent the fluid to be pipetted from passing into the pipette instrument, and (iv) an oxygen diffuser, which is typically used in oxygen therapy equipment to humidify oxygen.

   Porex manufactures and sells a full line of plastic vials for pharmaceuticals. Porex also produces close tolerance solid plastic components which use most thermoplastic resins, but primarily polystyrene, polypropylene and thermoplastic rubber for medical and industrial applications. These products are custom designed and produced to satisfy individual customer specifications.

   Industrial Products

     Porex manufactures a variety of custom porous plastic components for industrial applications. These components are produced as molded shapes, and in sheets, tubes and rods, individually designed to customer specifications as to size, rigidity, porosity and other needs.

     Porex's industrial applications include (i) automotive products, primarily porous plastic vents used in automobile batteries as a flame arrester, (ii) wastewater treatment filter support media, (iii) filters to remove particulate matter, oil and water residues from compressed air lines, (iv) silencers and mufflers to reduce sound levels produced by compressed air exhaust, and (v) products for facilitating the movement of powdered materials. Porex also manufactures a large variety of highly specialized plastic components to meet specific applications for manufacturers.

   Consumer Products

     Porex manufactures a line of porous plastic components used in a variety of home and office products and appliances. Porex's consumer products include a variety of writing pen tips or "nibs" which Porex supplies to manufacturers of marking and highlighting pens. The porous nib conducts the ink stored in the pen barrel to the writing surface by capillary action. Porex produces a variety of porous plastic filters used in home water filters and conditioners. The filters are used for particle and sediment removal through devices attached to a sink or faucet. The Company also manufactures filters incorporating activated carbon used to reduce chlorine levels in drinking water thereby improving its taste and odor. Porex's porous plastic components are used in health and beauty aid products (such as deodorant and fragrance applicators).

HEALTHCARE COMMUNICATIONS BUSINESS

   Industry Background

     The U.S. healthcare industry continues to undergo rapid and dramatic change. According to industry sources, current healthcare expenditures now exceed $1 trillion and represent approximately 14% of gross domestic product. The aging of the U.S. population should continue to fuel growth in aggregate costs since older Americans consume more healthcare services. Increasing concern over the rising cost of healthcare in the United States has caused a shift away from fee-for-service indemnity plans into health maintenance organizations (HMOs) and other managed healthcare benefit plans. This trend has been accompanied by the emergence of various managed care techniques that such organizations use to control costs. These techniques include, but are not limited to, negotiated price discounts with healthcare providers, restrictions on physician access, increased emphasis on preventative healthcare services, utilization review/case management functions, and shifting the economic risk for the delivery of care to providers through alternative reimbursement models, such as capitation and fixed fees. Management believes that while these techniques have initially been helpful in containing healthcare costs, managed care organizations need an effective means of communicating with physicians and other healthcare providers at the time of care delivery in order to further reduce administrative and medical costs. The fragmented healthcare information infrastructure in place today makes it difficult for managed care organizations to effectively communicate and implement benefit rules and care guidelines.

     Healthcare providers are also facing new pressures in this changing practice environment. Physicians in general have experienced declining incomes and increased levels of financial risk due to the rise of managed care. It is management's belief that a physician's ability to absorb price decreases, comply with plan guidelines and manage risk is frustrated by a lack of automation and efficient communication in managed care processes and by payor fragmentation. With approximately 80% of healthcare expenditures under physician control and a significant portion of their time being spent on administrative tasks, an effective channel of communication at the point of care should provide measurable benefits to both payors and providers. Management believes that giving providers access to detailed clinical and administrative information in a way that is easy to use, consistent among payors, and compatible with existing information systems is critical to achieving further cost containment and improved patient care.

     The growth of Internet technology has established the opportunity for a low-cost solution to inter-enterprise connectivity while preserving investment in legacy systems. Internet technology permits the integration of systems across various healthcare constituencies regardless of differences in architectures, platforms or operating systems. Technological improvements have converged with changes in the healthcare industry in a way which enables new products and services, that were previously not possible, to be offered. See "Risk Factors- -Reliance on Rapidly Changing Technology."

     Business Strategy

     The Company's objective is to use Internet technology to create the most influential interactive health services channel linking physicians with the payors, suppliers and consumers of healthcare in order to control healthcare costs and improve patient outcomes. The Company expects to provide a content-neutral, application rich utility thereby creating a channel which serves as a conduit for the private content that any healthcare organization wishes to communicate to physicians and other healthcare providers. Key elements of the Company's strategy are to:

 . Accelerate the development of a low-cost service to provide a suite of communication, information and transaction functions by integrating the Avicenna and CareAgents acquisitions (see "Recent Transactions"). Avicenna develops and markets Intranets to managed care plans, hospitals and physician groups. These Intranets provide organizations the ability to quickly link physicians, providers and suppliers to a vast array of public reference material, proprietary plans rules, treatment guidelines and managed care transactions.

 . In addition, CareAgents had been developing complementary software focused on providing physicians, health plans and patients tools to conduct clincial commerce via the public Internet and private Intranets. Since these services will enable physicians and their offices to perform high volume, routine transactions in a uniform manner for all patients, it will help them practice medicine more effeciently in today's managed care environment.

 . Differentiate this suite of client server applications by its ability to allow physicians and their staffs to conduct not only administrative but also clinical transactions. These transactions would include but not be limited to eligibility verification, referrals, treatment authorizations, claims and encounter submissions, as well as laboratory test submission and reporting, prescription writing, drug utilization and formulary review, and pharmacy routing. The ability to integrate payor-specific content such as benefit rules and care guidelines with patient-specific information at the time of treatment will significantly enhance the delivery of high quality, cost effective care.

 . Contract with managed care organizations, integrated health delivery systems, pharmacy benefit managers and clinical laboratories so that they might provide physicians with access to their proprietary benefit plan information and treatment guidelines as well as their administrative and managed care processes. Management believes that this new channel of communications will allow each of the parties to (i) leverage their existing healthcare information systems infrastructure, (ii) to integrate their proprietary rules and guidelines with transactions, and (iii) to realize administrative and medical resource savings while improving provider relationships and streamlining managed care processes. The Company anticipates it will be compensated by such parties as a result of the value created.

     The Company is not aware of any business which currently provides the scope and breadth of the services described above. However, various companies including, but not limited to, certain physician office management information systems companies, EDI/data networking companies, online medical information service companies, and systems integration companies, some of which may have greater resources than the Company, have announced that they are developing a combination of one or more of these products and services. There can be no assurance that such companies will not develop and successfully market the healthcare communications products and services described herein in a manner which would have a material adverse effect on the Company. The Company's management believes that its advantage lies in its prior experiences and backgrounds in the healthcare industry which have resulted in a unique understanding of the economics underlying the transaction capabilities it seeks to provide. Through direct experience, the Company's management also understands the difficulties faced by healthcare payors and providers in adopting and promoting a standard communication utility. This knowledge base combined with the technology resources described below in "Recent Acquisitions" gives the Company a strong platform for executing its business strategy.

     Recent Acquisitions

     The Company recently completed two acquisitions in the healthcare communications area. On December 24, 1996, the Company acquired Avicenna, a privately held development stage company located in Cambridge, Massachusetts. Avicenna's business plan has been to market and build Intranets for managed care organizations, hospitals and physician groups. Avicenna's controlled access Intranet systems are designed to allow payors and providers to exchange transactional, procedural, patient outcomes and educational information. On January 23, 1997, the Company acquired privately held CareAgents to add management resources with expertise in large-scale commercial clinical applications, medicine and information technology. CareAgents was an early development stage company focussed on developing Internet clinical commerce applications. The Company is presently integrating these acquisitions and expects them to be the foundation on which its business strategy will be developed. Avicenna and CareAgents have, collectively, approximately 50 employees.

     The Company acquired all of Avicenna's outstanding equity and indebtedness (including stock options) for shares of Synetic Common Stock with a market value of $30.5 million. As additional consideration, the Company issued to certain of the sellers nontransferable warrants covering 250,000 shares of Synetic Common Stock, exercisable after December 23, 1998 at a price of $54.50 per share. Synetic acquired CareAgents for shares of Synetic Common Stock with a market value of $5 million.

     During the quarter ended December 31, 1996, the Company recorded a non-recurring charge of $28,600,000 relating to purchased research and development costs in conjunction with its acquisition of Avicenna. Under generally accepted accounting principles, the amount of purchase price allocable to purchased research and development costs is required to be expensed immediately after the acquisition. The Company expects to record a non-recurring charge in the quarter ended March 31, l997 relating to purchased research and development costs in conjunction with its acquisition of CareAgents in January, l997. While the exact amount of the charge is not yet determinable, the Company does not expect this charge to exceed $3 million.

     As a result of the acquisition of Avicenna and CareAgents, the Company expects to incur significant research and development expenses and incur additional operating losses in connection with this new area of business until the products and services are successfully developed or marketed. There can be no assurances that the products or services will be successfully developed or marketed. The rate of aggregate expenditures at Avicenna and CareAgents immediately prior to their acquisition was approximately $1,600,000 per quarter. Research and development expenses may be materially greater in the future than current amounts until the Company successfully develops its products and services. The Company, however, anticipates that such research and development expenses will not exceed $2,500,000 per fiscal quarter for the third and fourth quarters for the fiscal year ending June 30, 1997 and will not result in net losses for the current fiscal year (excluding the non-recurring charges for purchased research and development costs relating to the acquisition of Avicenna and CareAgents) or for either of the fiscal quarters ending March 31, l997 or June 30, l997.

     The Company is pursuing the development of its healthcare communications business through the use of its internal resources as well as pursuing the acquisition of complementary businesses. The Company anticipates that it may enter into acquisitions, joint ventures, strategic alliances or other business combinations. These transactions may materially change the nature and scope of this business. There can be no assurance that the Company will succeed in consummating such transactions or that such transactions will ultimately provide the Company with the ability to offer the products and services described.

ACQUISITION PROGRAM

     The Company maintains an acquisition program and intends to concentrate its acquisition efforts in businesses which are complementary to the Company's healthcare communications strategy. This emphasis, however, is not intended to limit in any manner the Company's ability to pursue acquisition opportunities in other healthcare-related business or in other industries. See "Risk Factors-- Acquisition Program" and "Business--Healthcare Communications Business--Recent Acquisitions."

CERTAIN CORPORATE HISTORY

     Prior to June 28, 1989, the date of the initial public offering of the Company, the Company was an indirect wholly owned subsidiary of Medco Containment Services, Inc. ("Medco"). Thereafter, the Company became a publicly held, partially owned subsidiary of Medco. Medco provided healthcare cost containment services, principally managed prescription drug programs, to benefit plan sponsors. On November 18, 1993, Medco was acquired by Merck & Co., Inc. ("Merck") in a merger transaction, and as a result, the Company became an indirect, partially owned subsidiary of Merck. Merck is a pharmaceutical manufacturer. Until December 14, 1994, the Company's operations consisted of Porex and a group of subsidiaries that provided institutional pharmacy services (the "Institutional Pharmacies Business").

     On December 14, 1994, the Company consummated certain transactions pursuant to which: (1) the Company sold the Institutional Pharmacies Business to Pharmacy Corporation of America, an indirect wholly owned subsidiary of Beverly Enterprises, Inc. (such sale is referred to herein as the "Divestiture"), for approximately $107,300,000; (2) the Company purchased 5,268,463 shares of its Common Stock from Merck for an aggregate purchase price of $37,764,019, pursuant to the Purchase and Sale Agreement, dated as of May 24, 1994, between the Company and Merck; and (3) SN Investors, a limited partnership the general partner of which is SYNC, Inc. (the "General Partner"), whose sole stockholder is Mr. Wygod, purchased 5,061,857 shares of Common Stock (the "Wygod Shares") from Merck for an aggregate purchase price of $36,283,079, pursuant to an assignment by the Company of the right to purchase such shares from Merck contained in an Investment Agreement between Mr. Wygod, and the Company, dated as of September 13, 1994 (the "Investment Agreement"). The Investment Agreement also governs the terms and conditions under which the Wygod Shares will be held by Mr. Wygod and his permitted assignees and transferees. SN Investors has agreed to be bound by all of the restrictions and obligations applicable to Mr. Wygod under the Investment Agreement. The purchases of shares of Common Stock from Merck by the Company and SN Investors are hereinafter referred to as the "Purchase." As a result of the consummation of the Purchase, Mr. Wygod and SN Investors own an aggregate of approximately 29.8% of the outstanding Common Stock as of January 31, 1997 and Merck no longer owns an equity interest in the Company. The shares of Common Stock purchased by the Company are being held as treasury shares and are no longer outstanding or entitled to vote.

     As more fully described in the 1996 10-K, the Investment Agreement provides that, until the earliest to occur of December 14, 1998, the death or adjudication of incompetency of Mr. Wygod or a Change of Control (as defined in the Investment Agreement) (the "Restriction Period"), (a) Mr. Wygod and SN Investors are required to vote (or cause to be voted) the Wygod Shares (i) with respect to election of directors, for the nominees who would have been elected based on the vote of all shares of Common Stock, other than the Wygod Shares, in proportion to the votes that such nominees received, and (ii) on all other matters to come before the stockholders of the Company, in the same manner as a majority of the outstanding shares of Common Stock (other than the Wygod Shares) are voted and (b) except for sales pursuant to a tender or exchange offer for the shares of Common Stock that is not opposed by the Board of Directors of the Company, neither Mr. Wygod nor SN Investors may transfer interests in the Wygod Shares (except that Mr. Wygod may transfer interests in SN Investors to the extent otherwise permitted by the Investment Agreement). A "Change of Control" under the Investment Agreement includes (A) various types of business combination or other extraordinary transactions, (B) certain changes in the composition of a majority of the Board of Directors of the Company and (C) the issuance by the Company following the closing of the Purchase of shares of Common Stock constituting in the aggregate more than 50% of the shares of Common Stock outstanding as of immediately following the closing of the Purchase. As of January 31, 1997, the Company had issued 5,014,748 shares of Common Stock since the closing of the Purchase. Accordingly, the issuance of an aggregate of 1,241,002 additional shares of Common Stock would be a "Change of Control" as described in clause (C) above.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

   The directors and executive officers of the Company are as follows:


           NAME              AGE                         POSITION
           ----              ---                         --------
James V. Manning...........    50  President and Chief Executive Officer; Director (4)
Inder-Jeet Gujral..........    38  Executive Vice President--President of Avicenna
David Margulies............    46  Executive Vice President--Chief Scientist
Ray E. Hannah..............    60  Vice President--PlasticTechnologies Group;
                                   Director[;President and Chief Executive Officer of Porex]
Victor L. Marrero..........    40  Vice President--Finance and Chief Financial Officer
Charles A. Mele............    40  Vice President--General Counsel; Director
Thomas R. Ferguson.........    69  Director(1)(2)(3)(4)
Mervyn L. Goldstein, M.D...    59  Director
Roger H. Licht.............    42  Director
Per G.H. Lofberg...........    49  Director
Herman Sarkowsky...........    71  Director(1)(2)(3)
Paul C. Suthern............    44  Director
Albert W. Weis.............    69  Director(1)(2)(3)(4)
Martin J. Wygod............    56  Chairman of the Board; Director

-----------

(1)  Member of the Audit Committee
(2)  Member of the Stock Option Committee
(3)  Member of the Compensation Committee
(4)  Member of the Executive Committee

     Pursuant to the terms of the Company's Certificate of Incorporation, the Board of Directors is divided into three classes with staggered three-year terms. Not more than one class of directors is elected at any annual meeting of stockholders.

     Messrs. Hannah, Licht, Lofberg and Sarkowsky have been elected for a term expiring at the 1997 Annual Meeting. Messrs. Manning, Mele and Weis have been elected for a term expiring at the 1998 Annual Meeting. Messrs. Ferguson, Suthern, Wygod and Dr. Goldstein have been elected for a term expiring at the 1999 Annual Meeting. See "Description of Capital Stock--Voting Rights."

     James V. Manning has been a director of the Company for more than five years. Mr. Manning has been Chief Executive Officer of the Company since January 1995 and President of the Company since August 1996 and has been an executive officer of the Company for more than five years. Prior to December 1994, Mr. Manning was an executive officer of Medco for more than five years. He has also been Chairman of the Board of COMNET Corporation ("Comnet"), a computer software company, since 1993.

     Inder-Jeet Gujral has been Executive Vice President--President of Avicenna of the Company since January 1997. Mr. Gujral was a founder of Avicenna. He was a founder and principal of Lancet Technologies, Inc., a worldwide provider of data management systems for hospital and healthcare-related agencies since 1988. He earned a master's degree in business administration from Stanford University; a master's degree in computer science from Rensselear Polytechnic Institute; and a master's degree in physics from the Indian Institute of Technology, New Delhi, India.

     Dr. David Margulies has been Executive Vice President--Chief Scientist of the Company since January 1997. He was founder and president of CareAgents and from 1990 to early 1996. Dr. Margulies was Executive Vice President and Chief Scientist of the Cerner Corporation, a leading supplier of enterprise-level clinical applications. Prior to such time, he was Vice President and Chief Information Officer at Boston Children's Hospital and on the medical faculties of the Harvard Medical College and Columbia College of Physicians and Surgeons. He received his medical degree from Harvard Medical School.

     Ray E. Hannah has been a director of the Company for more than five years. Mr. Hannah has been President of Porex since September 1987 and its Chief Executive Officer since November 1992. Mr. Hannah was the Chief Operating Officer of Porex from November 1984 to November 1992.

     Victor L. Marrero has been Vice President--Finance and Chief Financial Officer of the Company since December 1994 and has been an officer of the Company for more than the last five years and was, until December 1994, an officer of Medco for more than five years.

     Charles A. Mele has been a director of the Company for more than five years. Mr. Mele has been Vice President--General Counsel of the Company since July 1995, was an executive officer of Medco for more than five years until March 1995 and was an executive officer of the Company from May 1989 until December 1994. Mr. Mele is also a director of Comnet and of Group 1 Software, Inc., computer software companies.

     Thomas R. Ferguson has been a director of the Company for more than five years. He has been a member of the law firm of Ferguson, Case, Orr, Paterson & Cunningham; for more than five years.

     Mervyn L. Goldstein, M.D. has been a director of the Company for more than five years. He has been a physician in private practice, Associate Clinical Professor of Medicine at the Albert Einstein College of Medicine in New York City and Attending Physician in Medicine and Oncology at Montefiore Medical Center in New York City for more than five years. Since December 1988 he has been Physician Director of Quality Assurance at Montefiore Medical Center.

     Roger H. Licht has been a director of the Company for more than five years. He has been a member of the law firm of Licht & Licht for more than five years.

     Per G.H. Lofberg has been a director of the Company since January 1995. Mr. Lofberg has been President of the Merck--Medco Managed Care Division of Merck since November 1993. Prior to that, Mr. Lofberg was Senior Executive Vice President--Strategic Planning and Sales and Marketing of Medco for more than five years.

     Herman Sarkowsky has been a director of the Company for more than five years. He has been Chairman of the Board and Chief Executive Officer of Sarkowsky Investment Corporation, a diversified investment company, for more than five years. Mr. Sarkowsky is a director of Seafirst Bank, Eagle Hardware & Garden Inc. and Hollywood Park, Inc.

     Paul C. Suthern has been a director of the Company since 1993.
Mr. Suthern has been Vice Chairman of the Company since July 1996 and was the President and Chief Operating Officer of the Company from February 1993 until July 1996 and was also the Chief Executive Officer from October 1993 until January 1995. Mr. Suthern was also the President and Chief Operating Officer of Medco from November 1992 through December 1994 and Assistant to Medco's Chairman from December 1991 to November 1992. Prior thereto he was Executive Vice President--Operations of Medco for more than five years.

     Albert M. Weis has been a director of the Company for more than five years. He has been President of A.M. Weis & Co., Inc., a commodities trading corporation, for more than five years. Mr. Weis is a member of the Board of the Commodities Clearing Corporation.

     Martin J. Wygod has been a director of the Company for more than five years. Mr. Wygod has been Chairman of the Board of the Company since May 1989. From May 1989 to February 1993, Mr. Wygod also served as the Company's President and Chief Executive Officer and until May 1994 was an executive officer of the Company. Until May 1994, Mr. Wygod was Chairman of the Board of Medco for more than five years, and until January 1993 he also served as Chief Executive Officer of Medco. He is also engaged in the business of racing, boarding and breeding thoroughbred horses and is President of River Edge Farm, Inc., which is engaged in the business of breeding and boarding thoroughbred horses.

                           DESCRIPTION OF DEBENTURES


     The Debentures will be issued pursuant to an Indenture dated as of February ___, 1997 (the "Indenture"), a copy of which is filed as an exhibit to the Registration Statement, between the Company and United States Trust Company of New York, as trustee (the "Trustee").

     The terms of the Debentures include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act") as in effect on the date of the Indenture. The Debentures are subject to all such terms, and holders of the Debentures are referred to the Indenture and the Trust Indenture Act for a statement thereof.
A copy of the Form of Indenture is filed an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definition therein of certain terms used below. As used in the "Description of Debentures" references to "the Company" refer to Synetic, Inc. and not to any of its subsidiaries.

GENERAL

     The Debentures will be general unsecured obligations of the Company, subordinate in right of payment to certain other obligations of the Company, and convertible at any time prior to maturity unless previously redeemed or repurchased into Common Stock of the Company as described below. The Debentures will be limited to $100,000,000 aggregate principal amount at maturity ($115,000,000 aggregate principal amount at maturity if the Underwriter's over-allotment option is exercised in full). The Debentures will bear interest from the date of initial issuance, 1997, at the rate per annum shown on the cover page of this Prospectus, payable semiannually on August 15 and February 15 in each year to holders of record of Debentures at the close of business on the August 1 or February 1 next preceding the interest payment date. The first interest payment date will be August 15, 1997. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The Debentures will mature on February 15, 2007, and will be issued in denominations of $1,000 and integral multiples thereof and will be issued only in fully registered form.

     Prior to the offering of the Debentures, there has been no public trading market for the Debentures. Although the Company intends to make application to list the Debentures on the Nasdaq National Market, there can be no assurance that an active public market for the Debentures will develop or, if a public market develops, that the market price will exceed the public offering price set forth on the covering page of this Prospectus. If an active public trading market for the Debentures does not develop, the market prices and liquidity of the Debentures may be adversely affected. Because the Debentures are convertible into Common Stock, the prices at which the Debentures trade in the market will likely be affected by the price of the Company's Common Stock.

     Principal and interest on the Debentures are to be payable at the offices of the Company or its agent maintained for such purposes; provided that the payment of interest may, at the option of the Company, be made by check mailed to a holder at his registered address. The Debentures will be convertible at the aforesaid offices of the Company or its agent.

CONVERSION OF DEBENTURES

     The holder of any Debenture will be entitled at any time prior to the close of business on February 15, 2007, subject to prior redemption or repurchase, to convert such Debenture (or portions thereof which are in denominations of $1,000 or integral multiples thereof) at the principal amount thereof, into shares of Common Stock, at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. Interest will be paid on any semiannual interest payment date with respect to Debentures surrendered for conversion after the record date for the payment of interest to the registered holder on such record date. Debentures surrendered for conversion after a record date but prior to the next succeeding interest payment date must be accompanied by payment of an amount equal to the interest thereon which is to be paid on such interest payment date. No payment or adjustment will be made on conversion of any Debenture for interest accrued thereon or dividends on any Common Stock issued. The Company is not required to issue fractional shares of Common Stock upon conversion of Debentures, and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last Trading Day (as defined in the Indenture) prior to the date of conversion. In the case of Debentures called for redemption, conversion rights will expire at the close of business on the business day prior to the redemption date.

     The initial conversion price is subject to adjustment as set forth in the Indenture in certain events, including: (i) the issuance of stock of the Company as a dividend or distribution on the Common Stock; (ii) certain subdivisions, combinations, and reclassification of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for Common Stock at less than the current market price (as defined);
(iv) the distribution to all holders of Common Stock of assets or debt securities of the Company or rights or warrants (other than as referred to above) to purchase assets, debt securities or other securities of the Company (excluding cash dividends or distributions from current or retained earnings);
(v) the issuance, in certain circumstances, of shares of Common Stock for consideration less than the then current market price and conversion price; and
(vi) the issuance, in certain circumstances, of securities convertible into or exchangeable for shares of Common Stock (other than pursuant to transactions described above) for a consideration per share of Common Stock deliverable on such conversion or exchange that is less than the then current market price and conversion price of the Common Stock on the date of issuance of such security. As used above, the "current market price" per share of Common Stock is the lower of (x) the average of the last reported sales prices of the Common Stock (as reported by the Nasdaq National Market) for 15 consecutive trading days commencing 25 trading days before the date in question or (y) the last reported sales price at the most recent close of trading prior to the time in question (except that, in the case of an issuance of rights or warrants or a distribution of assets or securities to holders of Common Stock, clause (y) will not apply). No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the price then in effect; but any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. The Company may at any time reduce the conversion price by any amount for any period of time, provided that the conversion price is not less than the par value of a share of Common Stock, the period during which the reduced price is in effect is at least 20 days or such longer period as may be required by law and the reduced price is irrevocable during such period.

     If the Company consolidates or mergers into or sells, leases, conveys or otherwise disposes of all or substantially all of its assets to any person, as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the Debentures will become convertible only into the kind and amount of securities, cash or other assets which the holders of the Debentures would have owned immediately after the transaction if the holders had converted the Debentures immediately before the effective date of the transaction at the conversion price in effect immediately prior to such effective date.

     If at any time the Company makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends) and, pursuant to the anti-dilution provisions of the Indenture, the conversion price of the Debentures is reduced, such reduction may be deemed to be the receipt of taxable income by the holders of Debentures.

     OPTIONAL REDEMPTION OF DEBENTURES

     The Debentures will be redeemable, at the option of the Company, in whole at any time or in part from time to time, on or after February 15, 2000, at the redemption prices (expressed as percentages of the principal amount) set forth below plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period beginning February 15 of the years indicated below:


           YEAR                                 PERCENTAGE
           ----                                 ----------

           ____..............................      ___%
           ____..............................      ___%
           ____..............................      ___%
           ____..............................      ___%
           ____ and thereafter...............      100%


     In the event of redemption of less than all of the Debentures, the Debentures will be chosen for redemption by the Trustee as provided in the Indenture, but generally pro rata or by lot. Notice of redemption will be mailed at least 15 days but not more than 60 days before the redemption date to each holder of Debentures to be redeemed at its registered address. On and after the redemption date interest ceases to accrue on Debentures or portions thereof called for redemption.

REPURCHASE AT OPTION OF HOLDER UPON OCCURRENCE OF A DESIGNATED EVENT

     If at any time there occurs any Designated Event (as defined below) with respect to the Company, each holder of Debentures shall have the right, at the holder's option, to require the Company to repurchase all such holder's Debentures, or a portion thereof which is $1,000 or any integral multiple thereof, promptly following the 30th day after the date of the Company Notice (as defined below), at 100% of their principal amount, together with accrued and unpaid interest to the date fixed for repurchase.

     Within 15 days after the occurrence of a Designated Event, the Company is obligated to mail to holders of record of the Debentures a notice (the
"Company Notice") of the occurrence of such Designated Event and of the repurchase right arising as a result thereof. The Company shall deliver a copy of the Company Notice to the Trustee and shall cause a copy of such notice to be published in a newspaper of general circulation in the Borough of Manhattan, The City of New York. To exercise the repurchase right, holders of Debentures must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Company (or an agent designated by the Company for such purpose) of the holder's exercise of such right, together with the Debentures with respect to which the right is being exercised, duly authorized for transfer.

     A Designated Event shall be deemed to have occurred, subject to the provisions below, upon the consummation of a purchase, merger, acquisition, transfer or other transaction involving a "Change in Control". As used herein, a "Change in Control" of the Company shall be deemed to have occurred at such time as any person, together with such person's "affiliates" or "associates" (as such terms are defined in Rule 12b-2 under the Exchange Act, as in effect on the date of the Indenture), other than a Permitted Holder (collectively, an "Acquiring Person"), first is or becomes the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act, as in effect on the date of the Indenture), directly or indirectly, through such purchase, merger, acquisition, transfer or other transaction, of shares of capital stock of the Company entitling the Acquiring Person to exercise more than 50% of the total voting power of all shares of capital stock of the Company entitled to vote in elections of directors.

     A "Permitted Holder" will be defined to mean Martin J. Wygod, his family members, any of their spouses and any Person controlled, directly or indirectly, or beneficially owned by Martin J. Wygod or such family members or spouses and, upon the death of Martin J. Wygod, shall also include any executors, administrators, testamentary trustees, heirs, legatees or beneficiaries of Martin J. Wygod and any Person controlled, directly or indirectly, or beneficially owned by any such executors, administrators, testamentary trustees, heirs, legatees or beneficiaries.

     Notwithstanding the foregoing, a Designated Event shall be deemed not to have occurred (i) if the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change in Control is at least equal to 105% of the conversion price in effect immediately preceding the Change in Control or (ii) if at least 80% of the consideration (excluding cash payments for fractional shares or cash payments for appraisal rights) in the transaction or transactions constituting the Change in Control consists of shares of common stock or securities convertible into common stock that are, or upon issuance will be, traded on a national securities exchange or through the NASDAQ National Market System and the consolidated net worth of the surviving entity (or the entity issuing common stock or securities convertible into shares of common stock in such transaction or transactions, if such entity guarantees the Company's obligations under the Debentures) immediately after such transaction or transactions, as measured according to generally accepted accounting principles as in effect on the date hereof, is equal to or greater than the consolidated net worth of the Company immediately preceding the Change in Control or (iii) if, in the case of an acquisition by the Company or a subsidiary of the Company of a business for consideration consisting of or including shares of Common Stock and/or securities convertible into Common Stock, the terms of such acquisition provide that, (I) from and after the consummation of such acquisition and until at least the earlier of (x) two years from the date of such acquisition or (y) the date on which the Acquiring Person transfers substantially all of such shares of Common Stock and/or convertible securities, the Acquiring Person will cause the shares of capital stock of the Company owned by it at the time of any stockholder vote or action by consent for the election of directors of the Company to be voted in favor of the election, as a majority of the members of the Board of Directors of the Company, of persons who were directors or executive officers of the Company immediately prior to entry into the agreement or agreements pursuant to which the transaction or transactions were consummated ("Pre-Acquisition Managers"), provided that at least a majority of the Pre-Acquisition Managers so elected were directors or executive officers of the Company for at least twelve months immediately prior to entry into such agreement or agreements, and (II) the Acquiring Person will not, for a period of two years from the consummation of the acquisition, permit persons designated by it to become a majority of the members of the Board of Directors of the Company. As used in the first sentence of the preceding paragraph, the term "transfer" shall include, without limitation, a transfer of the type referred to in clause (iii)(I)(y) of the preceding sentence but shall exclude a transfer referred to in such clause
(iii)(I)(y) as to any transferee who agrees to be bound by the agreements of the Acquiring Person described in clause (iii) of the preceding sentence for the remainder of the two-year period referred to therein.

SUBORDINATION

     The indebtedness evidenced by the Debentures will be subordinated to the prior payment when due of the principal of, premium, if any, and interest on all present and future Senior Debt (as defined below). Upon maturity of any Senior Debt, payment in full must be made on such Senior Debt before any payment of the principal of, or interest on, the Debentures is made. During the continuance of any default in payment of principal or premium, if any, or interest on Senior Debt (a "Payment Default"), no payment of the principal of, or interest on, the Debentures may be made by the Company unless and until such default is cured or waived. Upon any distribution of assets of the Company in any dissolution, winding-up, liquidation or reorganization of the Company, payment of the principal of, and interest on, the Debentures will be subordinated, to the extent and in the manner set forth in the Indenture, to the prior payment in full of all Senior Debt. Such subordination will not prevent the occurrence of any Event of Default (as defined in the Indenture).

     "Senior Debt" means (a) the principal of, premium, if any, and interest on all Debt (other than the Debentures), whether outstanding on the date of the Indenture as originally executed or thereafter created or incurred, unless, in the agreement or instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Debt is not superior in right of payment to the Debentures, and (b) any amendment, modification, deferral, renewal, refunding or extension of any such Senior Debt, or debentures, notes or other evidences of indebtedness issued in exchange for any such Senior Debt. "Debt" means (a) all indebtedness of the Company for borrowed money, (b) all indebtedness of the Company which is evidenced by a note, debenture, bond or other similar instrument (including capitalized lease and purchase money obligations) and (c) all indebtedness of the Company (including capitalized lease obligations) incurred, assumed or given in the acquisition (whether by way of purchase, merger or otherwise) of any business, real property or other assets, except assets acquired in the ordinary course of the acquiror's business; any indebtedness of others described in the preceding clauses (a), (b) and (c) which the Company has guaranteed or for which it is otherwise liable; and any amendment, renewal, extension or refunding of any such indebtedness. Notwithstanding the foregoing, Senior Debt shall not include (A) indebtedness evidenced by the Debentures, (B) indebtedness of the Company that is expressly subordinated in right of payment to the Debentures and (C) indebtedness of the Company to an affiliate or a subsidiary of the Company.

     The Debentures are obligations exclusively of the Company. Since the operations of the Company are currently conducted through subsidiaries, the cash flow of the Company and the consequent ability to service debt of the Company, including the Debentures, are dependent[, in part,] upon the earnings of its subsidiaries (and the distribution of those earnings to the Company or upon loans or other payments of funds by those subsidiaries to the Company). The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debentures or to make any funds available therefor, whether in dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

     The Debentures will be effectively subordinated to all indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of the Company's subsidiaries. Any right of the Company to receive assets of its subsidiaries upon liquidation or reorganization of the subsidiaries (and the consequent right of the holders of the Debentures to participate in those assets) will be effectively subordinated to the claims of the subsidiaries' creditors (including the subsidiaries' trade creditors), except to the extent that the Company is itself recognized as a creditor of the subsidiaries, in which case the claims of the Company would still be subordinated to any security interests in the assets of such subsidiaries and any indebtedness of such subsidiaries senior to that held by the Company.

     As of the date of this Prospectus, the Company had no Senior Debt outstanding and the Company's subsidiaries had no indebtedness for borrowed money. The Indenture will not restrict the incurrence of Senior Debt or other indebtedness, secured or unsecured, by the Company or any subsidiary.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Company may not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets to, another corporation, person or entity unless (i) the Company is the surviving person or the successor or transferee is a corporation organized under the laws of the United States, any state thereof or the District of Columbia, or a corporation or comparable legal entity organized under the laws of a foreign jurisdiction and whose equity securities are listed on a national securities exchange in the United States or authorized for quotation on the Nasdaq National Market (provided, however, that in the case of a transaction where the surviving entity is organized under the laws of a foreign jurisdiction, the Company may not consummate the transaction without first making provision for the satisfaction of its obligations to repurchase Debentures following a Designated Event, if any), (ii) the successor assumes all the obligations of the Company under the Debentures and the Indenture and (iii) after such transaction no Event of Default exists.

COVENANTS

     The Company shall not adopt any plan of liquidation (other than a plan of liquidation incident to a permitted merger, consolidation, sale of assets or other transaction described in the preceding paragraph) which provides for, contemplates or the effectuation of which is preceded by, (i) the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company otherwise than substantially as an entirety and (ii) the distribution of all the proceeds of such sale, lease, conveyance or other disposition unless the Company makes provisions for satisfaction of the Company's obligation to pay principal and interest on the Debentures.

EVENTS OF DEFAULT AND REMEDIES

     An Event of Default is: default for 30 days in payment of interest on the Debentures; default in payment when due of principal and premium, if any; failure by the Company for 30 days after notice to comply with any of its other agreements in the Indenture or the Debentures, or in the case of failure by the Company to comply with the restrictions on liquidation and on consolidation, merger or transfer or lease of substantially all of its assets or the provisions regarding the conversion of Debentures, with such notice but without such passage of time; default by the Company or a Significant Subsidiary (as defined below) under and acceleration prior to maturity of, or the failure to pay at maturity, certain other indebtedness of the Company or a Significant Subsidiary for money borrowed aggregating in excess of $10,000,000 and continuance of such default for 30 days after notice; failure by the Company or a Significant Subsidiary to pay certain final judgments aggregating in excess of $5,000,000 (excluding amounts covered by insurance as to which the insurer has not denied liability); and certain events of bankruptcy or insolvency. "Significant Subsidiary" means a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X under the Securities Act and the Exchange Act (as such Regulation is in effect on the date of issuance of the Debentures).

     If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Debentures may declare all the Debentures to be due and payable immediately; except that in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all outstanding Debentures become due and payable without any action or notice by the Trustee or any holder. Holders of the Debentures may not enforce the Indenture or the Debentures except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Debentures may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Debentures notice of any continuing Default or Event of Default (except a Default or Event of Default in payment of principal or interest) if it determines that withholding notice is in their interest.

     The holders of a majority in aggregate principal amount of the Debentures then outstanding may on behalf of the holders of all of the Debentures waive any past Default or Event of Default under the Indenture and its consequences except a Default in the payment of interest on, or the principal of, the Debentures or a Default or an Event of Default arising with respect to the conversion rights of holders.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and upon becoming aware of any Default or Event of Default, a statement specifying such Default or Event of Default.

     A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Debentures or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the Debentures by accepting a Debenture waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Debentures.

SATISFACTION AND DISCHARGE OF THE INDENTURE

     The Company may terminate its obligations under the Indenture at any time by delivering all outstanding Debentures to the Trustee for cancellation. After all the Debentures have been called for redemption, the Company may terminate all of its obligations under the Indenture, other than its obligations to pay the principal of and interest on the Debentures and certain other obligations, at any time, by depositing with the Trustee money or non-callable U.S. Government obligations sufficient to pay all remaining indebtedness on the Debentures.

AMENDMENT, SUPPLEMENT AND WAIVER

     Subject to certain exceptions, the Indenture or the Debentures may be amended or supplemented with the consent of the holders of at least a majority in principal amount of such then outstanding Debentures, and any existing default or compliance with any provision may be waived with the consent of the holders of a majority in principal amount of the then outstanding Debentures. Without the consent of any holder of the Debentures, the Company and the Trustee may amend or supplement the Indenture or the Debentures to cure any ambiguity, defect or inconsistency, to provide for uncertificated Debentures in addition to or in place of certificated Debentures, to provide for the assumption of the Company's obligations to holders of the Debentures in the case of a merger or acquisition, or to make any change that does not materially adversely affect the legal rights of any holder of the Debentures. Without the consent of each holder affected, the Company may not reduce the principal amount of Debentures the holders of which must consent to an amendment of the Indenture; reduce the rate or change the interest payment time of any Debenture; reduce the principal of or change the fixed maturity of any Debenture or alter the redemption provision with respect thereto; make any Debenture payable in money other than that stated in the Debenture; make any change in the provisions concerning waiver of Defaults or Events of Default by holders of the Debentures or rights of holders to receive payment of principal or interest; make any change that adversely affects the right to convert any Debenture; or make any change in the subordination provisions that adversely affects the rights of any holder.

CONCERNING THE TRUSTEE

     United States Trust Company of New York will be Trustee under the Indenture. The Trustee has certain banking relationships with the Company.

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

     The holders of a majority in principal amount of the then outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debentures, unless they shall have offered to the Trustee security and indemnity satisfactory to it.

REPORTS TO DEBENTUREHOLDERS

     The Company intends to furnish to holders of the Debentures all quarterly and annual reports which it furnishes to holders of its Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company is subject to the Delaware General Corporation Law and to provisions contained in the Company's Certificate of Incorporation and By-Laws, copies of which are exhibits to the 1996 10-K that is incorporated by reference into this Prospectus. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.

     The authorized capital stock of the Company consists of 10,000,000 shares of Preferred Stock, $.01 par value (the "Preferred Stock"), and 50,000,000 shares of Common Stock, $.01 par value. None of the Preferred Stock is issued and outstanding. At January 31, 1997, there were 17,526,247 shares of Common Stock outstanding. Holders of capital stock of the Company have no preemptive or other subscription rights.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time in one or more series, without stockholder approval. The Board of Directors is authorized to determine (subject to limitations prescribed by law) the other rights including voting rights, if any, preferences, terms and limitations to be granted to and imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series. The Company has no present plans to issue any shares of Preferred Stock.
Because of its broad discretion with respect to the creation and issuance of any series of Preferred Stock without stockholder approval, the Board of Directors could adversely affect the voting power of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

COMMON STOCK

     Subject to prior rights of any Preferred Stock then outstanding, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor declared and paid by the Company. The Company does not currently anticipate paying cash dividends to holders of its Common Stock.

     Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock at the time outstanding, subject to the rights, if any, of the holders of any Preferred Stock then outstanding. Since the Company's Board of Directors has the authority to fix the rights and preferences of, and to issue, the Company's authorized but unissued Preferred Stock without approval of the holders of its Common Stock, the rights of such holders may be materially limited or qualified by the issuance of the Preferred Stock.

Voting Rights

     Stockholders are entitled to one vote for each share of Common Stock held of record, except that for the election of directors, stockholders have cumulative voting rights. Cumulative voting for directors means that, at each election of directors, the number of shares eligible to be voted by a stockholder is multiplied by the number of directors to be elected. A stockholder may cast all such stockholder's votes for a single candidate, or may allocate them among two or more candidates in any manner such stockholder chooses. For example, if three directors are to be elected, holders of one-third of the shares would be able, by cumulating their votes, to elect one director, regardless of how the other shares are voted. Currently, the Company has 11 directors. The maximum number of directors permitted under the Company's Certificate of Incorporation is 12. The Company expects to propose to its stockholders to expand the number of permitted directors at its next annual meeting of stockholders.

     The affirmative vote of the holders of at least two-thirds of the Company's shares entitled to vote in an election of directors is required to amend (i) the provisions of the Company's Certificate of Incorporation relating to cumulative voting, classification of the Company's directors into three classes, election of only one-third of the Board at each annual meeting of stockholders and the power to remove directors or fill vacancies, and (ii) the By-

Laws to increase the number of directors above 12. The Company's Certificate of Incorporation also provides that any or all directors may be removed with or without cause prior to completion of their term only upon the vote of holders of two-thirds of the outstanding shares of Common Stock entitled to vote generally in the election of directors.

     The provisions in the Certificate of Incorporation of the Company relating to a staggered Board of Directors, super-majority requirements and delegation of rights to issue Preferred Stock may have the effect not only of discouraging tender offers or other stock acquisitions but also of deterring existing stockholders from making management changes. A staggered Board, while promoting stability in Board membership and management, also moderates the pace of any change in control of the Board of Directors by extending the time required to elect a majority, effectively requiring action in at least two annual meetings. Moreover, a staggered Board makes it more difficult for minority stockholders, even with cumulative voting, to elect a director. For example, to elect one director of a non-staggered 12-member Board, stockholders with cumulative voting would need only one-twelfth of the votes cast. To elect one member of a staggered Board with three classes and 12 members, stockholders with cumulative voting would need one-fourth of the votes cast. The provisions with respect to removal of directors, while intended to prevent circumvention of benefits derived from classification of directors and to prevent a transfer of control of the Board of Directors through the removal process, also have the effect of preventing removal of a director for just cause by a majority of outstanding voting shares. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to secure a majority of outstanding voting stock. See "Risk Factors--Certain Antitakeover Effects." In addition, for a description of voting restrictions on shares held by SN Investors, see "Business--Certain Corporate History" contained elsewhere in this Prospectus and "Certain Relationships and Related Transactions" in the 1996 10-K.

Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is Registrar & Transfer Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     As of January 31, 1997, the Company has 17,526,247 shares of Common Stock outstanding. The 5,061,857 Wygod Shares (as defined in "Business--Certain Corporate History") are "restricted securities" within the meaning of Rule 144, subject to the volume restrictions of Rule 144 but for which the two-year holding period has expired. Additionally, 45,390 shares issued in connection with the Avicenna Acquisition and all 106,209 shares issued in connection with the acquisition of CareAgents are subject to a two year lock-up. In the Avicenna Acquisition, certain employees of Avicenna received options to purchase 161,015 shares of Common Stock, 80,522 of which vested on December 24, 1996 and 80,493 of which will vest on December 24, 1998. As additional consideration in the Avicenna Acquisition, certain selling stockholders also received, in the aggregate, nontransferable warrants covering 250,000 shares of Common Stock, which are exercisable after December 23, 1998.

     Of the outstanding shares as of January 31, 1997, 12,312,791 shares not owned by SN Investors are freely tradable without restrictions or further registration under the Securities Act; provided, however, that any shares owned by an "affiliate" of the Company (as that term is defined in the rules and regulations under the Securities Act) may not be resold in a public distribution except in compliance with the registration requirements of the Securities Act or pursuant to Rule 144 thereunder. In general, Rule 144 under the Securities Act provides that an affiliate of the Company or any holder of restricted securities, subject to any applicable holding period, may sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the average weekly trading volume in composite trading on all exchanges during the four calendar weeks preceding such sale. In addition, sales under Rule 144 may be made only through unsolicited "broker's transactions" and are subject to various other conditions.

     As more fully set forth in "Certain Relationships and Related Transactions" in the 1996 10-K, the Wygod Shares are subject to certain contractual restrictions on transfer. Upon expiration of such restrictions, SN Investors may be able to sell without registration under the Securities Act the number of such shares permitted under Rule 144, in a transaction complying with the registration requirements of the Securities Act or in a private transaction not subject to such requirements. The Investment Agreement (as more fully described in "Certain Relationships and Related Transactions" in the 1996 10-K), provides certain demand registration rights to Mr. Wygod at Mr. Wygod's expense, which are assignable to any permitted transferee of the Wygod Shares; provided that in no event is the Company required to file in the aggregate more than two registration statements in connection therewith. Mr. Wygod has not assigned such registration rights to SN Investors. While Mr. Wygod currently intends to assign such registration rights to SN Investors in the event the General Partner determines to sell or otherwise transfer the Wygod Shares under circumstances in which registration would be required, Mr. Wygod is under no obligation to do so.

     For information concerning shares which may be issued under the Company's stock option plans, see "Risk Factors--Shares Available for Future Sale."

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Company, the entire principal amount of the Debentures. The Purchase Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent set forth in the Purchase Agreement and that the Underwriter will be obligated to purchase all of the principal amount of Debentures offered hereby if any of such Debentures are purchased.

     The Underwriter has advised the Company that it proposes initially to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of ____% of the principal amount thereof. The Underwriter may allow, and such dealers may reallow, a discount not in excess of ___% of the principal amount thereof to certain other dealers. After the offering contemplated hereby, the offering price, concession and discount may be changed.

     The Company has granted the Underwriter an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an additional $15,000,000 principal amount of Debentures to cover over-allotments, if any, at the public offering price set forth on the cover page hereof, less the underwriting discount.

     The Company has been advised by the Underwriter that the Underwriter presently intends to make a market in the Debentures offered hereby; however, it is not obligated to do so. Any market making may be discontinued at any time without notice, and there can be no assurance that an active public market for the Debentures will develop.

     The Company and SN Investors have agreed not to sell, contract to sell, transfer or otherwise dispose of, directly or indirectly, any Common Stock, any securities convertible into or exchangeable for Common Stock or any rights to purchase or acquire Common Stock for a period of 60 days after the date of this Prospectus without the prior written consent of the Underwriter, other than (i) Common Stock issuable upon the exchange of the Debentures; (ii) Common Stock issued or sold pursuant to employee benefit plans; (iii) Common Stock issued upon exercise of currently outstanding options or warrants; or (iv) Common Stock issued in connection with investments in, acquisitions of, or mergers or other combinations with other companies.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect thereof.

     As set forth on the cover page of this Prospectus, at the request of the Company, the Underwriter has reserved a portion of the Debentures for sale at the initial offering price to certain directors, officers and employees of, and consultants to, the Company and its subsidiaries. The aggregate principal amount of Debentures available for sale to the general public will be reduced to the extent such persons purchase such Debentures. Any reserved Debentures not so purchased will be offered by the Underwriter to the general public on the same basis as the other Debentures offered by this Prospectus.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the Debentures offered hereby will be passed upon for the Company by Shearman & Sterling, New York, New York. Certain legal matters will be passed upon for the Underwriter by Brown & Wood LLP, New York, New York. Shearman & Sterling is a limited partner in SN Investors.

     The statements of law under the caption "Risk Factors--Government Regulation of Porex" in this Prospectus and under the caption "Business--Porex-- Regulation" in the Company's 1996 10-K, incorporated by reference herein, are based upon the opinion of Emens, Kegler, Brown, Hill & Ritter Co., L.P.A., Columbus, Ohio, special regulatory counsel to the Company. Robert D. Marotta, Esq., of counsel to such firm, holds 75,000 options to purchase Common Stock.

                                    EXPERTS

     The audited Consolidated Financial Statements and schedules of the Company that are incorporated by reference into this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                        INDEX TO UNAUDITED CONSOLIDATED
                              FINANCIAL STATEMENTS

                                                                                Page
                                                                                ----

          FINANCIAL INFORMATION:

          Financial Statements

          Consolidated Balance Sheets -- December 31, 1996 and June 30, 1996    F-2

          Consolidated Statements of Income --
               Six Months Ended December 31, 1996 and 1995                      F-4

          Consolidated Statements of Cash Flows --
               Six Months Ended December 31, 1996 and 1995                      F-5

          Notes to Consolidated Financial Statements                            F-6

          Management's Discussion and Analysis of Results of Operations
               and Financial Condition                                          F-9

                   ---------------

                         SYNETIC INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                     ASSETS

                                                                            December 31,    June 30,
                                                                                1996          1996
                                                                            -------------  ----------
                                                                            (unaudited)
CURRENT ASSETS:
  Cash and cash equivalents...............................................      $ 20,538    $ 22,210
  Marketable securities...................................................       151,013     140,268
            Accounts receivable, net of allowances for doubtful accounts           6,889       7,299
             and sales returns of $643 and $671 at December 31, 1996
             and June 30, 1996, respectively..............................
  Inventories.............................................................         5,871       5,253
  Other current assets....................................................         3,817       4,821
                                                                                --------    --------
    Total current assets..................................................       188,128     179,851
                                                                                --------    --------

PROPERTY, PLANT AND EQUIPMENT:
  Land and improvements...................................................           823         823
  Building and improvements...............................................         9,292       8,992
  Machinery and equipment.................................................        20,965      19,295
  Furniture and fixtures..................................................         2,966       2,856
  Construction in progress................................................         2,029       1,306
                                                                                --------    --------
                                                                                  36,075      33,272
  Less:  Accumulated depreciation.........................................       (17,255)    (16,014)
                                                                                --------    --------
    Property, plant and equipment, net....................................        18,820      17,258
                                                                                --------    --------
OTHER ASSETS:
  Other...................................................................         3,765       2,483
                                                                                --------    --------
    Total other assets....................................................         3,765       2,483
                                                                                --------    --------
                                                                                $210,713    $199,592
                                                                                ========    ========

The accompanying notes are an integral part of these consolidated balance sheets.

                         SYNETIC INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                     (in thousands, except per share data)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                       December 31,    June 30,
                                                                           1996          1996
                                                                       -------------  ----------
                                                                       (unaudited)
CURRENT LIABILITIES:
  Accounts payable...................................................      $  1,538    $  1,303
  Accrued liabilities................................................        12,932       7,014
  Income taxes payable...............................................         4,014       5,206
                                                                           --------    --------
    Total current liabilities........................................        18,484      13,523
                                                                           --------    --------
DEFERRED TAXES AND OTHER LIABILITIES.................................         8,728       4,980

STOCKHOLDERS' EQUITY:
            Preferred stock, $.01 par value; 10,000,000 shares                   --          --
             authorized; none issued.................................
            Common stock,$.01 par value; 50,000,000 shares                      226         220
             authorized; 17,323,958 and 16,738,827 shares issued at
             December 31, 1996 and June 30, 1996, respectively.......
  Paid-in capital....................................................       185,890     158,227
  Treasury stock, at cost; 5,268,463 shares at December 31, 1996.....       (38,287)    (36,575)
  Retained earnings..................................................        35,672      59,217
                                                                           --------    --------
    Total stockholders' equity.......................................       183,501     181,089
                                                                           --------    --------
                                                                           $210,713    $199,592
                                                                           ========    ========

The accompanying notes are an integral part of these consolidated balance sheets.

                         SYNETIC, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
            Quarters and Six Months Ended December 31, 1996 and 1995
                     (in thousands, except per share data)
                                  (unaudited)


                                                Quarters Ended        Six Months Ended
                                                 December 31,            December 31,
                                               1996       1995        1996         1995
                                            ----------  ---------  ----------   ----------
Net Sales.................................   $ 11,899    $10,283    $ 23,084       $21,319
   Cost of sales..........................      6,348      5,820      12,474        12,160
   Selling, general and administrative....      3,839      3,337       7,590         6,949
   Interest and other income..............     (2,343)    (1,998)     (4,562)       (4,041)
   Other expenses.........................     28,600         --      28,600            --
                                             --------    -------    --------       -------
Income before provision for income taxes..    (24,545)     3,124     (21,018)        6,251
Provision for income taxes................      1,389      1,051       2,527         2,254
                                             --------    -------    --------       -------
Net income (loss).........................   $(25,934)   $ 2,073    $(23,545)      $ 3,997
                                             ========    =======    ========       =======
Net income (loss) per share...............     $(1.39)      $.12      $(1.28)         $.22
                                             ========    =======    ========       =======
Weighted average shares outstanding.......     18,653     17,885      18,455        17,858
                                             ========    =======    ========       =======


The accompanying notes are an integral part of these consolidated statements.

                         SYNETIC, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Six Months Ended December 31, 1996 and 1995
                     (in thousands, except per share data)
                                  (unaudited)

Cash flows from operating activities:                                               1996        1995
                                                                                 ----------  ----------
Net income (loss)..............................................................  $ (23,545)  $   3,997
Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:..................................
       Write-off of purchased research and
         development costs.....................................................     28,600          --
       Depreciation and amortization...........................................      1,163       1,294

Changes in operating assets and liabilities:
   Accounts receivable, net....................................................        410         341
   Inventories.................................................................       (618)        522
   Other assets................................................................      1,277         182
   Accounts payable............................................................        235         108
   Accrued liabilities.........................................................         96      (4,110)
   Income taxes payable........................................................      3,351        (378)
                                                                                 ---------   ---------
       Net cash provided by (used for)
         operating activities..................................................  $  10,969   $   1,956
                                                                                 ---------   ---------

Cash flows from investing activities:
   Sales of marketable securities..............................................    218,457     338,443
   Purchase of marketable securities...........................................   (229,202)   (334,800)
   Capital expenditures........................................................     (2,668)     (1,234)
   Acquisition of businesses, net of cash
     acquired..................................................................        596          --
                                                                                 ---------   ---------
       Net cash provided by (used for)
         investing activities..................................................    (12,817)      2,409
                                                                                 ---------   ---------

Cash flows from financing activities:
   Payments for treasury stock.................................................     (1,712)         --
   Proceeds from exercise of stock options and
     401(k) purchases..........................................................      1,888         808
   Payments of long-term debt..................................................         --        (216)
                                                                                 ---------   ---------
       Net cash provided by (used for)
         financing activities..................................................        176         592
                                                                                 ---------   ---------

Net increase (decrease) in cash and
  cash equivalents.............................................................     (1,672)      4,957
Cash and cash equivalents, beginning of period.................................     22,210       7,499
                                                                                 ---------   ---------
Cash and cash equivalents, end of period.......................................  $  20,538   $  12,456
                                                                                 =========   =========

The accompanying notes are an integral part of these consolidated statements.

                         SYNETIC, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  Financial statement presentation:

     In the opinion of management, the accompanying consolidated financial statements contain all normal and recurring adjustments necessary to present fairly the financial position of Synetic, Inc. and subsidiaries (the "Company") as of December 31, 1996 (unaudited) and June 30, 1996 (audited), and the results of their operations and their cash flows for the six months ended December 31, 1996 and 1995 (unaudited).

     Principles of Consolidation--

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, Porex Technologies Corp. ("Porex") and Avicenna Systems Corp., after elimination of all material intercompany accounts and transactions.

     The accounting policies followed by the Company are set forth in the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996 (the "1996 10-K"), which notes are incorporated herein by reference.

     The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year.

     Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

(2)  Inventories:

     Inventories consisted of the following (in thousands):


                                December 31,  June 30,
                                    1996        1996
                                ------------ ----------
                                 (unaudited)
Raw materials and supplies..        $2,621     $2,468
Work-in-process.............           517        548
Finished goods..............         2,733      2,237
                                    ------     ------
                                    $5,871     $5,253
                                    ======     ======

(3)  Marketable securities:

     At December 31, 1996, marketable securities consisted primarily of U.S. Treasury Notes, U.S. Agency Notes and Money Market Preferred Stock.

(4)  Computation of net income per share:

     Net income per share is determined by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the applicable period. Common stock equivalents consist of common stock which may be issuable upon exercise of outstanding stock options as calculated using the treasury stock method.

(5)  Supplemental cash flow information (in thousands):

     For the six months ended December 31, 1996 and 1995, the Company recognized tax benefits related to the exercise of stock options as increases to additional paid-in capital and decreases to income taxes payable of $4,542,000 and $248,000, respectively.


                                      December 31,
                                     --------------
Cash paid during the periods for:     1996    1995
                                     ------  ------
    Interest.......................  $  --   $    6
    Income taxes...................   1,239   2,414


(6)  Acquisitions:

     Avicenna --

     On December 24, 1996, the Company acquired the outstanding equity and indebtedness (including employee stock options) of Avicenna Systems Corp. ("Avicenna"), a privately held, development stage company located in Cambridge, Massachusetts, for shares of the Company's common stock with a market value of $30.5 million. As additional consideration, the Company agreed to issue to certain sellers, nontransferable warrants covering 250,000 shares of Synetic, Inc., exercisable after December 23, 1998 at a price of $54.50 per share. Avicenna's business plan has been to market and build Intranets for managed care organizations, hospitals and physician groups. The acquisition was accounted for using the purchase method with the purchase price being allocated to assets acquired and liabilities assumed based on their appraised fair values. Avicenna's results of operations have been included in the Company's financial statements as of December 24, 1996.

     A summary of the purchase price allocation is as follows (in thousands):


          Cash................................   $    42
          Short-term investments..............       240
          Other assets........................       216
          Property, plant and equipment.......       759
          Purchased research and development..    28,600
          Intangible assets...................     1,502
          Goodwill............................       116
                                                 -------
                                                 $31,475
                                                 -------

     The amount allocated to purchased research and development of $28.6 million was determined based on an appraisal using known valuation techniques and was immediately expensed with no corresponding tax benefit in the period of acquisition because such research and development was in process and had no alternative commercial use. Remaining amounts have been allocated to intangible assets and goodwill.

     The following summary, prepared on a pro forma basis, combines the results of operations of the Company and Avicenna assuming the acquisition was consummated at the beginning of the period presented (in thousands, except per share amount):

                                        Six months ended
                                       December 31, 1996
                                       ------------------
                                          (unaudited)
                 Sales...............           $ 23,084
                 Net Loss............            (25,466)
                 Net Loss per share..           $  (1.35)

     The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire period presented. In addition, they are not intended to be a projection of future results. The pro forma impact of the acquisition for the six months ended December 31, 1995 was not material.

     CareAgents, Inc.--

     On January 23, 1996, the Company acquired privately held CareAgents, Inc. ("CareAgents") to add management resources with expertise in large-scale commercial clinical applications, medicine and information technology. CareAgents was an early development stage company focussed on developing Internet-based clinical commerce applications. The Company acquired CareAgents for shares of the Company's common stock with a market value of $5.0 million. Such acquisition will be recorded in the quarter ended March 31,1997. The Company expects to record a non-recurring charge to expense in the quarter ended March 31, 1997 relating to purchased research and development costs in conjunction with its acquisition of CareAgents in January 1997. While the exact amount of the charge is not yet determinable, the Company does not expect this charge to exceed $3 million.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

QUARTER AND SIX MONTHS ENDED DECEMBER 31, 1996 COMPARED WITH QUARTER AND SIX MONTHS ENDED DECEMBER 31, 1995.

Consolidated Results of Operations:
----------------------------------

     Net sales for the quarter and six months ended December 31, 1996 increased by $1,616,000, or 15.7%, and $1,765,000, or 8.3%, respectively, over the comparable prior year periods as a result of sales improvements across several product lines. The increase in sales was due principally to an increase in sales of medical OEM porous and surgical products in the Healthcare sector and writing instrument components in the Consumer sector.

     Cost of sales for the quarter and six months ended December 31, 1996 increased by $528,000, or 19.1%, and $314,000, or 2.6%, respectively, over the comparable prior year periods due to the increase in sales volume noted above. As a percent of net sales, cost of sales for the quarter and six months ended December 31, 1996 decreased to 53.3% and 54.0% from 56.6% and 57.0%, respectively, in the comparable prior year periods due principally to an improvement in labor utilization and the leverage of fixed manufacturing costs.

     Selling, general and administrative expenses for the quarter and six months ended December 31, 1996 increased by $502,000, or 15%, and $641,000, or 9.2%, respectively, over the comparable prior year periods due primarily to an increase in expenses associated with the increase in sales volume noted above and an increase in corporate overhead expenses. As a percent of net sales, selling, general and administrative expenses for the quarter and six months ended December 31, 1996 did not vary materially from the comparable prior year periods.

     Interest and other income for the quarter and six months ended December 31, 1996 increased by $345,000, or 17.3%, and $521,000, or 12.9%, respectively, over the comparable prior year periods principally as a result of an increase in funds available for investment generated by cash flow from operations.

     During the quarter ended December 31, 1996, the Company recorded a charge to income of $28,600,000 for purchased research and development ("R&D") costs relating to the acquisition of Avicenna.

     Excluding the R&D charge discussed above, for which no tax benefit is recognized, the effective tax rate for the quarter ended December 31, 1996 remained relatively constant at 34% as compared to the prior year period. For the six months ended December 31, 1996, the effective tax rate decreased to 34% from 36% primarily due to an increase in income in the current year eligible for dividends received deductions.

Capital Resources and Liquidity:
-------------------------------

     Cash, cash equivalents and marketable securities increased by $9,073,000 to $171,551,000 during the six months ended December 31, 1996 principally due to the income earned from operations. Of the $171,551,000 in cash and marketable securities, $157,238,000 is attributable to Synetic and not its subsidiaries and $14,313,000 is attributable to Porex.

     The Company believes that its cash flow from operations, cash and marketable securities and the income earned on its investments are sufficient to meet the anticipated working capital requirements of its business.

     As a result of the acquisition of Avicenna and CareAgents, the Company expects to incur significant research and development expenses and incur additional operating losses in connection with this new area of business until the products and services are successfully developed or marketed. There can be no assurances that the products or services will be successfully developed or marketed. The rate of aggregate expenditures at Avicenna and CareAgents immediately prior to their acquisition was approximately $1,600,000 per quarter. Research and development expenses may be materially greater in the future than current amounts until the Company successfully develops its products and services. The Company, however, anticipates that such research and development expenses will not exceed $2,500,000 per fiscal quarter for the third and fourth quarters of the fiscal year ending June 30, 1997 and will not result in net losses for the current fiscal year (excluding the non-recurring charges for purchased research and development costs relating to the acquisition of Avicenna and CareAgents) or for either of the fiscal quarters ending March 31, 1997 or June 30, 1997.

     The Company continues to pursue an acquisition program pursuant to which it seeks to effect one or more acquisitions or other similar business combinations with businesses it believes have significant growth potential. Financing for such acquisitions may come from several other sources, including, without limitation, (a) its cash, cash equivalents and marketable securities and (b) proceeds from the incurrence of additional indebtedness or the issuance of common stock, preferred stock, convertible debt or other securities. The Company currently intends to use the net proceeds from the sale of the Debentures for general corporate purposes, which may include acquisitions. For a further description of the Company's Acquisition Program, see "Risk Factors--Acquisition Program" and "Business--Acquisition Program".

          -----------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE DEBENTURES OFFERED HEREBY IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             _____________________


                               TABLE OF CONTENTS

                                                   Page
                                                   ----
                Available Information............     1
                Incorporation of Certain
                  Documents by Reference.........     2
                Prospectus Summary...............     3
                Risk Factors.....................     8
                Use of Proceeds..................    14
                Price Range of Common Stock......    14
                Dividend Policy..................    14
                Capitalization...................    15
                Business.........................    16
                Management.......................    22
                Description of Debentures........    25
                Description of Capital Stock.....    32
                Shares Eligible for Future Sale..    33
                Underwriting.....................    35
                Legal Matters....................    35
                Experts..........................    36
                Index to Unaudited Consolidated
                    Financial Statements.........   F-1


          ===========================================================

          ===========================================================




                                  $100,000,000


                                 SYNETIC, INC.


                                 _% CONVERTIBLE
                                  SUBORDINATED
                              DEBENTURES DUE 2007



                                 ______________

                                   PROSPECTUS
                                 ______________



                              MERRILL LYNCH & CO.



                                     , 1997

          ===========================================================

                                    PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following expenses, other than the Securities and Exchange Commission registration fee, are estimated. All expenses of the offering will be paid by the Company.

  SEC Registration Fee.........................    $34,849
  Printing and Engraving.......................
  Legal Fees and Expenses......................
  Accounting Fees and Expenses.................
  Trustee's Fees...............................
  Blue Sky Fees and Expenses...................
  Miscellaneous................................
                                                   ___ ___
     Total                                         $
                                                   =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides, in summary, that directors and officers of Delaware corporations such as the Registrant are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys' fees) incurred by them as a result of suits brought against them in their capacity as a director or officer if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the Registrant, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Any such indemnification may be made by the company only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Article Eleven of the Registrant's Certificate of Incorporation and Section 6.5 of the Registrant's By-Laws entitles officers, directors and controlling persons of the Registrant to indemnification to the full extent permitted by Section 145 of the DGCL, as the same may be supplemented or amended from time to time.

     Article Thirteen of the Registrant's Certificate of Incorporation provides that no director shall have any personal liability to the Registrant or its stockholders for any monetary damages for breach of fiduciary duty as a director, provided that such provision does not limit or eliminate the liability of any director (i) for breach of such director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL (involving certain unlawful dividends or stock repurchase) or (iv) for any transaction from which such director derived an improper personal benefit. Amendment to such article does not affect the liability of any director for any act or omission occurring prior to the effective time of such amendment.

     Reference is made to the Form of Indemnification Agreement between the Registrant and its directors and officers filed as Exhibit 10.1 to this Registration Statement pursuant to which the registrant has agreed to indemnify such directors and officers to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

ITEM 16.  EXHIBITS

          Exhibits:

     1.1  Form of Purchase Agreement.

     4.1 Specimen Common Stock Certificate of the Registrant. Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (No. 33-28654) (the "Registration Statement").

     4.2 Form of Indenture to be dated as of _____________________, between the Registrant and United States Trust Company of New York, including form of _____% Convertible Subordinated Debenture due 2007.

     4.3 Certificate of Incorporation of the Company, as amended. Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (No. 33-28654).

     4.4  By-Laws of the Company, as amended.  Incorporated by reference to
          Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994.

     5.1  Opinion of Shearman & Sterling.

     10.1 Form of Indemnification Agreement between the Company and the directors and officers of the Company. Incorporated by reference to
          Exhibit 10.6 to the Registration Statement.

     12.1 Calculation of ratios of earnings to fixed charges.

     23.1 Consent of Arthur Andersen LLP.

     23.2 Consent of Emens, Kegler, Brown, Hill & Ritter Co., L.P.A.

     23.3 Consent of Shearman & Sterling (included in Exhibit 5.1).

     24.1 Powers of Attorney of the Registrant.

     25.1 Form T-1 Statement of Eligibility and Qualification of United States Trust Company of New York.


ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Synetic, Inc., a corporation organized and existing under the laws of the State of Delaware, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Elmwood Park, State of New Jersey, on the 3rd day of February, 1997.


                                    SYNETIC, INC.


                                    By  /s/Victor L. Marrero
                                        --------------------
                                        Victor L. Marrero
                                        Vice President--Finance and
                                        Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.



         Signature                               Title                            Date
         ---------                               -----                            ----


             *                      President and Chief Executive Officer;  February 3, 1997
----------------------------        Director
     James V. Manning


             *                      Vice President--Technologies Group;     February 3, 1997
----------------------------        Director
       Ray E. Hannah


/s/  Victor L. Marrero              Vice President--Finance and Chief
----------------------------        Financial Officer (Principal Accounting
     Victor L. Marrero              and Financial Officer)                  February 3, 1997


             *                      Vice President--General Counsel;        February 3, 1997
----------------------------        Director
      Charles A. Mele


             *                      Director                                February 3, 1997
----------------------------
    Thomas R. Ferguson


             *                      Director                                February 3, 1997
----------------------------
    Mervyn L. Goldstein


             *                      Director                                February 3, 1997
----------------------------
      Roger H. Licht


             *                      Director                                February 3, 1997
----------------------------
     Per G. H. Lofberg


             *                      Director                                February 3, 1997
----------------------------
      Herman Sarkowsky


             *                      Director                                February 3, 1997
----------------------------
      Paul C. Suthern

             *                      Director                                February 3, 1997
----------------------------
       Albert M. Weis


             *                      Director                                February 3, 1997
----------------------------
      Martin J. Wygod

*By   /s/Victor L. Marrero                                                  February 3, 1997
Victor L. Marrero
Attorney-in-fact
============================================================================================

                               INDEX TO EXHIBITS


Exhibit
  No.          Description of Document
-------        -----------------------

1.1            Form of Purchase Agreement

4.1            Specimen Common Stock Certificate of the Registrant.
               Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (No. 33-28654) (the "Registration Statement")

4.2 Form of Indenture to be dated as of __________, between the Registrant and United States Trust Company of New York, including form of ________% Convertible Subordinated Debenture due 2007.

4.3 Certificate of Incorporation of the Company, as amended. Incorporated by reference to
               Exhibit 3.1 to the Company's Registration
               Statement on Form S-1 (No. 33-28654) (the
               "Registration Statement")

4.4            By-Laws of the Company, as amended.
               Incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994

5.1            Opinion of Shearman & Sterling

10.1 Form of Indemnification Agreement between the Company and the directors and officers of the Company. Incorporated by reference to
               Exhibit 10.6 to the Registration Statement

12.1*          Calculation of ratios of earnings to fixed charges.

23.1*          Consent of Arthur Andersen LLP

23.2*          Consent of Emens, Kegler, Brown,
               Hill & Ritter Co., L.P.A.

23.3           Consent of Shearman & Sterling
               (included in Exhibit 5.1)

24.1*          Powers of Attorney of the Registrant

25.1 Form T-1 Statement of Eligibility and Qualification of United States Trust Company of New York.

*Filed herewith